UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Merrimac Industries, Inc.
(Name of Subject Company)

Merrimac Industries, Inc.
(Name of Person Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

590262101
(CUSIP Number of Class of Securities)

Mason N. Carter
Chairman, President and Chief Executive Officer
41 Fairfield Place
West Caldwell, NJ 07006
(973) 575-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
David H. Landau, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
(212) 940-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ii

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Merrimac Industries, Inc., a Delaware corporation (“Merrimac” or the “Company”). The address of Merrimac’s principal executive offices is 41 Fairfield Place, West Caldwell, NJ 07006, and Merrimac’s telephone number is (973) 575-1300.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates to the common stock, par value $.01 per share, of Merrimac (collectively, the “Shares”). As of December 22, 2009 there were 2,997,456 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

Merrimac is the person filing this Statement. Merrimac’s name, business address and business telephone number set forth in Item 1, under the heading “Name and Address,” are incorporated herein by reference.

Tender Offer

This Statement relates to the tender offer by Crane Merger Co., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Crane Co., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on January 5, 2010, pursuant to which Purchaser is offering to purchase all of the issued and outstanding Shares at a price per Share of $16.00, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 5, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 23, 2009 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Merrimac. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into Merrimac (the “Merger”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares that are held by Parent, Purchaser, any direct or indirect wholly-owned subsidiary or affiliate of Parent or Purchaser or by Merrimac or by stockholders, if any, who properly exercise their appraisal rights under the DGCL) that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Following the Effective Time, Merrimac will continue as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference and descriptions of it contained herein are qualified in their entirety by reference to the Merger Agreement.

The initial expiration date for the Offer is 12:00 midnight, New York City time, on February 2, 2010, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

As set forth in the Schedule TO, Purchaser’s principal address is 100 First Stamford Place, Stamford, Connecticut 06902, and Purchaser’s telephone number is (203) 363-7300.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Item 3 or in the Information Statement of Merrimac that is attached to this Statement as Annex I and incorporated herein by reference (the “Information Statement”) or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Merrimac or its affiliates and (i) Merrimac’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Merrimac’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right to designate persons to the Board of Directors of Merrimac (the “Merrimac Board”) other than at a meeting of the stockholders of Merrimac.

In the case of each plan or agreement discussed below to which the terms “change-in-control” or “change-of-control” apply, the consummation of the Offer would constitute a change-in-control or change-of-control, as applicable.

(a)	The Subject Company, its Executive Officers, Directors or Affiliates

Arrangements with Current Executive Officers, Directors and Affiliates of Merrimac

Merrimac’s executive officers, the members of the Merrimac Board and affiliates of Merrimac may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of Merrimac stockholders generally. These interests may create potential conflicts of interest. The Merrimac Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Cash Consideration Payable Pursuant to Offer

If Merrimac’s executive officers, directors and affiliates tender the Shares that they own for purchase pursuant to the Offer, they will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Merrimac. As of December 22, 2009, Merrimac’s executive officers, directors and affiliates beneficially owned in the aggregate 1,126,012 Shares (excluding stock options and unvested restricted stock awards with respect to the Shares). If the executive officers, directors and affiliates were to tender all 1,126,012 Shares beneficially owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the executive officers, directors and affiliates would receive an aggregate of approximately $18,016,192 in cash. Each of E.I. DuPont de Nemours and Company (through its subsidiary, DuPont Chemical and Energy Operations, Inc.), an affiliate of the Company which has designated Timothy McCann as its designee to the Merrimac Board, Mason N. Carter, the Company’s Chairman, President and Chief Executive Officer, Edward H. Cohen, a director of the Company, Ludwig G. Kuttner, a director of the Company, along with certain of Mr. Kuttner’s affiliates, Fernando L. Fernandez, a director of the Company, Harold J. Raveché, a director of the Company, Arthur A. Oliner, a director of the Company, and Joel H. Goldberg, a director of the Company (collectively, the “Signing Stockholders”), who collectively own approximately 37% of the outstanding Shares, have entered into separate Tender and Voting Agreements (the “Tender Agreements”) with Parent, Purchaser and the Company dated as of the date of the Merger Agreement pursuant to which the Signing Stockholders have agreed to tender into the Offer all Shares owned by them and not to withdraw any such Shares previously tendered except as provided for in the Tender Agreements. The Tender Agreements, a form of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference, are described in more detail in Item 4, under the heading “Intent to Tender”.

Merrimac Stock Options and Restricted Stock Awards

The terms of Merrimac’s equity incentive plans provide that when Purchaser accepts Shares for payment in the Offer, each of the outstanding and unexercised options to purchase Shares, that were not previously vested, shall vest in full and become fully exercisable. The Merger Agreement also provides that immediately following to the Effective Time, options to purchase Shares, including stock options held by Merrimac’s executive officers and directors, will be cancelled and the holders of such options will be eligible to receive a lump sum cash payment equal to $16.00 less the exercise price per Share for the option multiplied by the number of Shares issuable under the option. As of December 22, 2009, Merrimac’s executive officers and directors held vested options to purchase an aggregate of 159,123 Shares, with exercise prices ranging from $5.15 to $17.00 per Share and a weighted average exercise price of $9.28 per Share, and unvested options to purchase an aggregate of 154,177 Shares, with exercise prices ranging from $5.15 to $10.40 per Share and a weighted average exercise price of $7.99 per Share. In the event a stock option has an exercise price per Share equal to or greater than $16.00, the option will be cancelled, without any consideration being payable in respect thereof.

The terms of Merrimac’s equity incentive plans further provide that when Purchaser accepts Shares for payment in the Offer, each unvested restricted stock award (“Restricted Stock Award”) with respect to the Shares that was not previously vested, including Restricted Stock Awards held by Merrimac’s directors, will vest and such Shares will have the right to receive the Offer Price at the Effective Time. As of December 22, 2009, Merrimac’s executive officers and directors held an aggregate of 18,000 unvested Restricted Stock Awards with respect to 18,000 Shares.

In connection with the approval by the Merrimac Board of the Merger Agreement, the Offer and the Merger on December 23, 2009, the Compensation Committee of the Merrimac Board (composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of foregoing arrangements as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

The acceleration of vesting and cancellation of Merrimac stock options, the acceleration of vesting of Restricted Stock Awards and the related cash payments to the holders of such options and Restricted Stock Awards are in addition to any benefits following a “change-in-control” or “change-of-control” under any of the agreements or arrangements described below.

Summary of Benefits Payable in Connection with the Merger

The table below assumes consummation of the Merger followed by the occurrence of associated triggering events (such as termination of employment). The table below sets forth the amounts payable upon consummation of the Merger to the Company’s Chief Executive Officer and the Company’s two most highly compensated executive officers other than the Chief Executive Officer (each, a “NEO”) and all other executive officers as a group, in connection with: (1) the acceleration and cash-out of stock options and Restricted Stock Awards; (2) the payment of Mr. Carter’s bonus in connection with the sale of the Company; (3) the settlement of the Company’s obligations under Mr. Carter’s employment agreement in the event Mr. Carter is terminated without “cause” by the Company, or Mr. Carter terminates his employment for “good reason”, in each case, following the consummation of the Offer, and (4) the provision of benefits payable under the Company’s Amended and Restated Severance Plan, as amended (the “Severance Plan”), in the event a NEO (other than Mr. Carter) is terminated without “cause” by the Company, or the executive terminates his employment for “good reason”, in each case, following the consummation of the Offer. The table does not ascribe a value to certain health and life insurance related benefits to which NEO’s may be entitled following termination of employment.

	Upon Change-in-Control			Upon Termination
	Previously		Mason N.
	Vested	Accelerated	Carter	Employment	Severance
Named Executive Officers	Options(1)	Options(1)	Bonus(2)	Agreement(3)	Plan

Mason N. Carter, Chairman, President and Chief Executive Officer	$379,850	$352,950	$1,037,326	$1,034,412	$—
Reynold K. Green, Vice President and Chief Operating Officer	$166,882	$144,888	—	—	$390,000
J. Robert Patterson, Chief Financial Officer	$—	$81,700	—	—	$360,000
All Other Executive Officers (5 Persons)	$228,035	$354,872	—	—	$1,442,706

(1)	All Company stock options outstanding immediately prior to the Effective Time will become fully vested (if not previously vested), and, at the time the Merger is consummated, each such stock option will be cancelled and the holder of each such stock option will receive an amount of cash determined by multiplying (x) the excess of $16.00 over the applicable exercise price per Share of such stock option by (y) the number of Shares subject to such stock option. Amounts shown reflect stock options vested as of December 22, 2009.

(2)	Represents Mr. Carter’s bonus to be received as a result of a sale of the Company.

(3)	Includes a three year car allowance as provided for in Mr. Carter’s employment agreement with the Company.

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s Non-Employee Directors pursuant to the cash-out of such Directors’ outstanding stock options and Restricted Stock Awards, and assume consummation of the Merger.

	Cash-Out of Stock Options(1)		Restricted Stock Awards(2)
			Previously
	Previously Vested	Accelerated	Vested Stock	Accelerated Stock
Non-Employee Directors	Options	Options	Awards	Awards

Edward H. Cohen	$53,000	$44,000	$48,000	$48,000
Fernando L. Fernandez	$53,000	$44,000	$48,000	$48,000
Joel H. Goldberg	$53,000	$44,000	$48,000	$48,000
Ludwig G. Kuttner	$19,000	$44,000	$24,000	$48,000
Timothy P. McCann	$9,000	$39,000	$—	$—
Arthur A. Oliner	$53,000	$44,000	$48,000	$48,000
Harold J. Raveché	$53,000	$44,000	$48,000	$48,000

(1)	All Company stock options outstanding immediately prior to the Effective Time will become fully vested (if not previously vested), and, following the consummation of the Merger, each stock such option will be cancelled and the holder of each such stock option will receive an amount of cash determined by multiplying (x) the excess of $16.00 over the applicable exercise price per Share of such stock option by (y) the number of Shares subject to such stock option. Amounts shown reflect stock options vested as of December 22, 2009.

(2)	All Company Restricted Stock Awards will vest (if not previously vested) immediately prior to the Effective Time and following the consummation of the Merger will be cancelled and converted into the right to receive the Offer Price. Amounts shown reflect Restricted Stock Awards vested as of December 22, 2009.

Employment Agreement with Mason N. Carter

The Company has an Employment Agreement, dated April 11, 2006 (the “Employment Agreement”), with Mason N. Carter, the Chairman, President and Chief Executive Officer of the Company, which provides that Mr. Carter’s annual base salary is $332,000. The initial term of the Employment Agreement ends on December 31, 2010, and will be renewable for successive 12-month periods unless terminated pursuant to the terms of the Employment Agreement. In addition, Mr. Carter will be eligible to participate in the Company’s medical benefits, life insurance, 401(k) and similar programs generally available to employees. Mr. Carter will also be eligible to participate in the Company’s stock purchase, stock option, and long term incentive plans, and to receive bonuses, in the sole discretion of the Compensation Committee of the Merrimac Board. The Company will maintain a $500,000 term life insurance policy for Mr. Carter’s beneficiaries.

Under the Employment Agreement, Mr. Carter will be entitled to receive a “Special Retirement Benefit” of $75,000 per year if the Company achieves pre-tax earnings of $9 million in the aggregate over the three fiscal years prior to his retirement at or over age 65 (the “Performance Target”). In addition, Mr. Carter would receive the Special Retirement Benefit if the Company terminates him without cause, if he resigns for “good reason,” or his employment is terminated as a result of a “disability,” and in any such case the Company has also achieved the Performance Target. During the term and for a period of three years following such retirement or termination (“Restrictive Period”), and for as long as Mr. Carter is receiving the Special Retirement Benefit, Mr. Carter is bound to a confidentiality, non-competition and non-solicitation agreement with us. However, if after the Restrictive Period, Mr. Carter gives written notice to the Company of his forfeiture of the Special Retirement Benefit, Mr. Carter would be released from the non-competition and non-solicitation agreement.

In addition, the Employment Agreement provides various payments and benefits upon Mr. Carter’s termination of employment with the Company due to his death or “disability” (as defined in the Employment Agreement), Mr. Carter’s termination of employment by the Company with or without cause (as defined in the Employment Agreement) and termination of employment by Mr. Carter for “good reason” (as defined in the Employment Agreement). If Mr. Carter’s employment is terminated within 12 months following a “change in control” (as defined in the Employment Agreement), Mr. Carter will receive, payments and benefits that are in lieu of those payments and benefits available to Mr. Carter upon termination of employment in the absence of a change in control.

If Mr. Carter’s employment terminates due to his death, the Company will provide to Mr. Carter’s estate all salary and benefits accrued by Mr. Carter but unpaid as of the date of his death.

If Mr. Carter’s employment terminates due to his disability, the Company will provide to Mr. Carter all salary and benefits accrued by Mr. Carter but unpaid as of the date of termination. The Company will pay Mr. Carter his Special Retirement Benefit to the extent that the conditions for payment of such benefit have been met. Mr. Carter has a “disability” for purposes of the Employment Agreement if, as a result of physical or mental illness or injury, Mr. Carter is unable to perform the essential duties of his position for a period of 90 consecutive work days or for a period of 120 non-consecutive work days in a 12-month period, or poses a direct threat to his own safety and health or that of others and there is no reasonable accommodation that can be provided by the Company that would allow Mr. Carter to perform the essential functions of his position as determined under applicable law.

If the Company terminates Mr. Carter’s employment for “cause”, the Company will provide to Mr. Carter all salary and benefits accrued by Mr. Carter but unpaid as of the date of termination. For purposes of the Employment Agreement, “cause” means Mr. Carter’s: (i) willful failure to perform his normal and customary duties for an extended period for any reason, other than due to disability; (ii) gross negligence or willful misconduct, including, without limitation, fraud, embezzlement or intentional misrepresentation; (iii) commission of, or indictment or conviction for, a felony; (iv) willful engagement in competitive activities against the Company, including, without limitation, purposely aiding a competitor; (v) misappropriation of a material opportunity of the Company; or (vi) violation of any material provision of the Employment Agreement, and in each case Mr. Carter has failed to cure such act (if curable as determined by the Merrimac Board) within ten days after receipt of written notice from the Company of such act or, if reasonable under the circumstances, such additional period of time during which Mr. Carter is using his best efforts to so cure, not to exceed 30 days in the aggregate.

If Mr. Carter terminates his employment for “good reason” or the Company terminates Mr. Carter’s employment without cause, the Company will provide Mr. Carter with the following payments and benefits (i) his then applicable base salary beginning six months plus one day after the date of termination until the later of (A) the end of the term of the Employment Agreement plus six months and one day and (B) the date which is 12 months after the date of termination plus six months and one day, (ii) continued group medical coverage, under the Company’s group medical plan in effect from time to time, on the same terms as provided to the Company’s other executives until the later of (A) the end of the term of the Employment Agreement plus six months and one day and (B) the date which is 12 months after the date of termination plus six months and one day, (iii) if applicable, the

Special Retirement Benefit, (iv) in the case of an automobile owned or leased by Mr. Carter, the car allowance provided under the Employment Agreement, payable beginning six months plus one day after the date of termination until the earlier of (A) 12 months after the date of termination plus six months and one day and (B) the end of the term of the Employment Agreement plus six months and one day, or, in the case of an automobile owned or leased by the Company, use of such automobile from the date of termination until the earlier of (A) 12 months after the date of termination and (B) the end of the then current term, (v) the option to assume any remaining lease payments of the automobile provided under the Employment Agreement, assuming the leased automobile is one of the Company’s automobiles, or to purchase such automobile in accordance with the terms of its lease, (vi) a payment in lieu of any bonus (the “In-Lieu Bonus”) in an amount equal to the average of Mr. Carter’s annual bonuses, if any, for the two fiscal years ended immediately prior to the termination, which payment shall be made in respect of each period of 12 months remaining during the term of the Employment Agreement, and a pro-rated amount shall be paid in respect of any period of less than 12 months, payable at the time that other annual bonuses are paid to our other executives (or if no annual bonus is paid during a particular year, in December of the applicable year) and in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and (vii) notwithstanding the terms of any of our option plans, all unvested stock options to purchase shares of the our common stock granted by the Company and held by Mr. Carter as of the date of termination (the “Executive Options”) under any of the Company’s option plans shall immediately vest and be exercisable in accordance with their terms and, notwithstanding the terms of any of our incentive plans, all restricted stock awarded under any incentive plans held by Mr. Carter (“Executive Restricted Stock”) shall be vested and free of restrictions. For purposes of the Employment Agreement, “good reason” means a material diminution of Mr. Carter’s duties and responsibilities or a substantial reduction in Mr. Carter’s compensation and benefits.

If, within 12 months of a “change in control”, Mr. Carter terminates his employment for good reason or the Company terminates Mr. Carter’s employment without cause, in lieu of the payments and benefits described above, the Company will provide Mr. Carter with the following payments and benefits: (i) the greater of (x) three times his then applicable base salary and (y) the base salary from the date of termination to the end of the term of the Employment Agreement, payable over a 12-month period beginning six months plus one day after the date of termination, (ii) continued group medical coverage, under our group medical plan in effect from time to time, on the same terms as provided to our other executives until the later of (A) the third anniversary of the date of termination and (B) the end of the term of the Employment Agreement, (iii) if applicable, the Special Retirement Benefit, (iv) in the case of an automobile owned or leased by Mr. Carter, the car allowance provided under the agreement, payable beginning six months plus one day after the date of termination until the later of (A) the third anniversary of the date of termination plus six months and one day and (B) the end of the term of the Employment Agreement plus six months and one day, or, in the case of an automobile owned or leased by the Company, use of such automobile from the date of termination until the later of (A) the third anniversary of the date of termination and (B) the end of the term of the Employment Agreement, (v) the option to assume any remaining lease payments of the automobile provided under the Employment Agreement or to purchase such automobile in accordance with the terms of its lease, and (vi) three times the In-Lieu Bonus, payable over a 12-month period beginning six months plus one day after the date of termination. In the event of a change in control, all Executive Options shall immediately vest and be exercisable in accordance with their terms and the Executive Stock shall be vested and free of restrictions. In the event that these payment or benefits give rise to the excise tax payable by Mr. Carter under Section 4999 of the Code, the Company will reduce the amount of such payments by the minimum amount necessary to avoid payment of the excise tax.

Under the Employment Agreement, the term “change in control” means (i) the Company is merged or consolidated with, or, in any transaction or series of transactions, all or substantially all of the Company’s business or assets shall be sold or otherwise acquired by, another corporation or entity and, as a result thereof, the Company’s stockholders immediately prior thereto shall not have at least 50% or more of the combined voting power of the surviving, resulting or transferee corporation or entity; (ii) any person (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended from time to time) who is not an affiliate of the Company or a 5% or more holder, in each case as of the date of this the Employment Agreement, is or becomes the beneficial owner (as that term is used in Section 13(d) of said Act and the applicable rules and regulations thereof) of the Shares entitled to cast more than 25% of the votes at the time entitled to be cast generally for the election of directors; or (iii) more than 50% of the members of the Merrimac Board shall not be Continuing Directors.

“Continuing Directors” means the Company’s directors (A) who were members of the Merrimac Board on January 1, 2006 or (B) who subsequently became the Company’s directors and who were elected or designated to be candidates for election as nominees of the Merrimac Board, or whose election or nomination for election by the Company’s stockholders was otherwise approved, by a vote of a majority of the Continuing Directors then on the Merrimac Board).

The summary of Mr. Carter’s employment agreement contained herein is qualified by reference to his employment agreement, which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Mason N. Carter Bonus

On December 10, 2009, the Merrimac Board approved a cash bonus for Mr. Carter (which is in addition to any amounts Mr. Carter would receive under the Employment Agreement upon the termination of his employment under certain circumstances following a “change in control”) in the event the Company’s then on- going process of investigating strategic alternatives resulted in the sale of the Company or a similar transaction. Mr. Carter’s bonus is based on a percentage of the sale price of the Company, as follows:

•	If the purchase price for the Company is more than $9.00 per fully diluted share but less than $12.00 per fully diluted share, a bonus equal to 1% of the total purchase paid for the Company or its shares.

•	If the purchase price for the Company is $12.00 or more per fully diluted share but less than $15.00 per fully diluted share, a bonus pro-rated on a linear basis of 1% to 2% of the total purchase price for the Company or its shares.

•	If the purchase price for the Company is $15.00 or more per fully diluted share, a bonus equal to 2% of the total purchase price paid for the Company or its shares.

Assuming the completion of the transactions contemplated by the Merger Agreement, Mr. Carter will be paid $1,037,326 in cash based upon the Offer Price of $16.00 per Share.

Amended and Restated Severance Plan

On March 29, 2006, the Compensation Committee of the Merrimac Board adopted the Severance Plan, which replaces the previous plan adopted in September 2003, for key executives designated from time to time by the Compensation Committee, including the NEO’s, with the exception of Mr. Carter. On December 13, 2007, the Merrimac Board amended the Severance Plan to provide that any determinations to be made by the Compensation Committee pursuant to the Severance Plan will instead be made by the Merrimac Board on the recommendation of the Compensation Committee. The Severance Plan provides, among other things, that if an executive is terminated by the Company without “cause” and other than on account of the executive’s death or “disability,” or if the executive resigns for “good reason” (as such terms are defined in the Severance Plan) within 12 months following a “change in control” (as defined therein), the Company, or a successor of the Company, is obligated to pay to the executive one or two times (as recommended by the Compensation Committee and approved by the Merrimac Board) his “annual base salary” (as defined in the Severance Plan) and to continue to provide health insurance benefits for 24 months (to the extent not covered by any new employer). However, to the extent that any payments made under the Severance Plan would otherwise be subject to the excise tax imposed under the Golden Parachute Payment provisions of Section 4999 of the Code, the Company will reduce the amount of such payments by the minimum amount necessary to avoid being subject to such excise tax.

For purposes of the Severance Plan, an executive’s “annual base salary” is the executive’s regular basic annual compensation prior to any reduction under a salary reduction agreement pursuant to Section 401(k) or Section 125 of the Code, and will not include (without limitation) cost of living allowances, fees, retainers, reimbursements, bonuses, incentive awards, prizes or similar payments. The executive has a “disability” for purposes of the Severance Plan if, as result of physical or mental illness or injury, the executive is unable to perform the essential duties of his or her position for a period of 90 consecutive days or for a period of 120 non-consecutive days in any 12-month period, or poses a direct threat to the safety and health of the executive or others and there is no reasonable accommodation that the Company can make that would allow the executive to perform the essential functions of the executive’s position as determined by applicable law.

All payments under the Severance Plan will be payable at such times as recommended by the Compensation Committee and approved by the Merrimac Board provided that all such payments are made prior to the later of (1) March 15 of the calendar year following the year in which the termination occurs and (2) two and one-half months after the end of the Company’s year end in which such termination occurred. All payments will be made so as to comply with Section 409A of the Code. In connection with any payment under the Severance Plan, the Compensation Committee may recommend and the Merrimac Board may require that the executive enter into non-competition/non-solicitation and confidentiality agreements as it deems appropriate. If an executive has entered into an agreement with the Company, which agreement covers the subject matter of the Severance Plan, such agreement will govern so that the executive will not be entitled to payments under both the agreement and the Severance Plan.

For purposes of the Severance Plan, “change in control” shall mean and be deemed to have occurred if: (i) the Company has merged or consolidated with, or, in any transaction or series of transactions, all or substantially all of the Company’s business or assets shall be sold or otherwise acquired by, another corporation or entity and, as a result thereof, the Company’s stockholders immediately prior thereto shall not have at least 50% or more of the combined voting power of the surviving, resulting or transferee corporation or entity, (ii) any person (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) who is not an affiliate of the Company or a 5% or more holder, in each case as of January 1, 2006, is or becomes the beneficial owner (as that term is used in Section 13(d) of the Exchange Act) of the Shares entitled to cast more than 25% of the votes at the time entitled to be cast generally for the election of directors, or (iii) more than 50% of the members of the Merrimac Board shall not be “continuing directors.” Under the Severance Plan, “continuing directors” are our directors (i) who were members of the Merrimac Board on January 1, 2006, or (ii) who subsequently became our directors and who were elected or designated to be candidates for election as nominees of the Merrimac Board, or whose election or nomination for election by the Company’s stockholders was otherwise approved, by a vote of a majority of the continuing directors then on the Merrimac Board.

Under the Severance Plan, “cause” means the executive’s (1) willful failure to perform his or her normal and customary duties for an extended period of time for any reason, other than disability, (ii) gross negligence or willful misconduct, including but not limited to fraud, embezzlement or intentional misrepresentation, (iii) commission of, or indictment or conviction for, a felony, (iv) misappropriation of a material opportunity of the Company, (v) willfully engaging in competitive activities against the Company or purposely aiding a competitor of the Company, or (vi) violation of any fiduciary duty owed to the Company or any subsidiaries or any material provision of any agreement the executive has with the Company or any subsidiary and, in each case, the executive has failed to cure the violation (if curable as determined by the Company) within ten days after receipt of written notice from the Company of such violation or, if reasonable under the circumstances, such additional period of time during which the executive is using his best efforts to so cure, not to exceed 30 days in the aggregate.

In addition, the Severance Plan defines “good reason” to mean the occurrence (without the executive’s prior express written consent) of any one of the following acts, or failures to act: (i) a material diminution of the duties and responsibilities of the executive, (ii) a substantial reduction in compensation or benefits of the executive, (iii) any failure by the Company to comply with any of the provisions of the Severance Plan, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by Company promptly after receipt of notice thereof given by the executive, (iv) any purported termination of the executive’s employment which is not pursuant to a “notice of termination” under the Severance Plan (citing specific provisions of the Severance Plan relied upon in the termination and detain the facts and circumstances claimed to provide a basis thereof), or (v) the relocation of our principal executive offices where the executive works at a location more than 25 miles from its location on the date of the adoption of the Severance Plan or the Company requiring the executive to be based anywhere other than the Company’s principal executive offices.

The Merrimac Board may amend or terminate the Severance Plan in whole or in part at any time upon notice to all of the participating executives; provided, however, that, subsequent to a change in control or during the period of 180 days prior to a change in control, no such amendment which could adversely affect the rights of any executive nor any termination shall become effective until the expiration of one year following the change in control.

The summary of the Severance Plan contained herein is qualified by reference to the Severance Plan, which is filed herewith as Exhibit (e)(4) and the amendment thereto is filed herewith as Exhibit (e)(5), each of which is incorporated herein by reference.

Indemnification of Officers and Directors

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Article Seventh of Merrimac’s Certificate of Incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

In addition, Merrimac maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides that for a period of six years after completion of the Merger, Parent shall (and Parent shall cause the surviving corporation to) indemnify and hold harmless each current and former officer and director of the Company or its subsidiaries (collectively, the “Indemnified Parties”), from and against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including actual attorneys’ fees and disbursements incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was an officer, director or fiduciary of the Company or its subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would be permitted under applicable law and required under the Company’s Certificate of Incorporation or Bylaws (or, as relevant, those of the applicable subsidiary) as at the date of the Merger Agreement.

In addition, the Merger Agreement provides that except as may be required by applicable law, for a period of six years from the Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Company’s Certificate of Incorporation or Bylaws (or, as relevant, those of the applicable subsidiary) or in any indemnification agreement between such Indemnified Party and the Company or its subsidiaries shall survive the Merger and continue in full force and effect, and for a period of six years from the Effective Time, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

The Merger Agreement also provides prior to the Effective Time, Parent shall obtain one or more prepaid “tail” insurance policies for the persons who, as of the date hereof, are covered by the Company’s and its subsidiaries’ existing directors’ and officers’ insurance policies (“D&O Insurance”), with a claims period of at least six years from the Effective Time with terms and conditions (including scope and coverage amounts) that are, taken as a whole, at least as favorable as the Company’s and its subsidiaries’ existing D&O Insurance, for claims arising from facts or events that occurred at or prior to the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement. However, the aggregate premium for such “tail” insurance policies that

Parent shall be required to expend shall not exceed 300% of the annual D&O Insurance premium for the Company’s and its subsidiaries’ 2009 fiscal year.

(b)	The Offeror, its Executive Officers, Directors or Affiliates

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Statement to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Confidentiality Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and Parent entered into a Confidentiality Agreement dated as of September 10, 2009 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information by the Company, Parent agreed, among other things, to not (i) for a period of twelve months, solicit for employment any member of the Company’s senior management and (ii) for a period of eighteen months from the date of the agreement, not seek to effect or participate in any acquisition of Shares, any business combination involving the Company, any recapitalization or restructuring of the Company or any solicitation of proxies or consents to vote any voting securities of the Company, join any group with respect to any of the Company’s securities, seek to control or influence the Merrimac Board or the Company’s executive officers, or enter into any arrangements with respect to the foregoing.

Exclusivity Agreement

In connection with the process leading to the execution of the Merger Agreement, the Company and Parent entered into a Letter Agreement, dated as of December 10, 2009 (the “Exclusivity Agreement”). Pursuant to the Exclusivity Agreement, the Company granted Parent the exclusive right to negotiate a definitive written agreement to acquire the Company from the date of the Exclusivity Agreement through the earliest of (i) 5:00 p.m. Eastern Standard Time on December 23, 2009, (ii) the time the Company received written notice from Parent that it was terminating negotiations with the Company and (iii) the date of execution of a definitive written agreement with respect to Parent’s proposed acquisition of the Company (the “Negotiation Period”). During the Negotiation Period, the Company was not permitted to solicit or engage in discussions regarding third party proposals to acquire the Company.

Representation on the Merrimac Board

The Merger Agreement provides that after Purchaser accepts for payment any Shares tendered, and not properly withdrawn pursuant to the Offer (the “Acceptance Date”), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Merrimac Board equal to the product of (i) the total number of directors on the Merrimac Board (giving effect to the directors designated by Parent and including directors continuing to serve as directors of the Company) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates bears to the aggregate number of Shares then outstanding (the “Board Percentage”). Under the terms of the Merger Agreement, The Company will promptly take, at the Company’s expense, any lawful action necessary to effect any such election. The Merrimac Board, following the Acceptance Date and subject to any limitations imposed by NYSE AMEX Rules, will also cause (x) each committee of the Merrimac Board, (y) if requested by Parent, the board of directors of each of the Company’s subsidiaries and (z) if requested by Parent, each committee of such board of directors of each of the Company’s subsidiaries to include persons designated by Parent constituting the Board Percentage of each such committee or board as Parent’s designees constitute on the Merrimac Board. After the Acceptance Date and prior to the Effective Time, the Merrimac Board will always have at least two directors (the “Independent Directors”) who were directors of the Company on the date of the Merger Agreement and who are neither officers of the Company nor designees, affiliates or associates of Parent. In addition, any time directors designated by Parent are elected or appointed to the Merrimac Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (i) authorize any contract between the Company and any of its subsidiaries, on the one hand, and Parent, Purchaser and any of their affiliates (other than the Company and any of its subsidiaries), on the other hand, (ii) amend or terminate the Merger Agreement on behalf of the Company, (iii) use or waive any of the Company’s rights or remedies under the Merger Agreement, (iv) extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement or (v) take any other action by the Company in connection with the Merger Agreement or the transactions contemplated hereby required to be taken by the Merrimac Board.

The foregoing summary concerning representation on the Merrimac Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Merrimac Board

On December 23, 2009, after careful consideration and a thorough review of the Offer with its outside legal counsel and a thorough review of a financial analysis and related opinion from America’s Growth Capital, LLC (“America’s”), the Merrimac Board, at a meeting duly called and held, by unanimous vote of all directors present at the meeting, with Mr. Carter recusing himself from such vote, and, following such vote, the unanimous vote of all directors present at the meeting, including Mr. Carter:

•	determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, and declared the Merger Agreement advisable;

•	approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Tender Agreements, the Offer and the Merger;

•	recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger (the “Recommendation”);

•	rendered the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to the Tender Agreements, the Offer, the Merger Agreements Agreement and the other transactions contemplated thereby, including the Merger;

•	approved an amendment to the Company’s Rights Agreement (as defined in Item 8 of this Statement) rendering the Rights Agreement inapplicable to the Tender Agreements, the Offer, the Merger Agreement and the other transactions contemplated thereby, including the Merger and the Tender Agreements;

•	resolved to make the Recommendation to the stockholders of the Company and directing that, to the extent required by the DGCL, the Merger Agreement be submitted for adoption by the stockholders of the Company at a meeting of the Company’s stockholders; and

•	elected that the Offer and the Merger, to the extent of the Merrimac Board’s power and authority and to the extent permitted by law, not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws.

A letter to Merrimac’s stockholders communicating the Merrimac Board’s recommendation and the press release announcing the Offer are attached hereto as Exhibits (a)(3) and (a)(4), respectively.

Reasons for the Recommendation that Merrimac Stockholders Accept the Offer

Background

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. During this period, representatives of the Company held many conversations, both by telephone and in person, about possible strategic alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of the Company or between representatives of the Company and other parties.

In the course of evaluating the direction of the Company’s business, the Merrimac Board periodically considers various strategic options to maximize shareholder value through profitable revenue growth and efficiency gains, as well as through possible acquisitions of other businesses, commercial alliance arrangements and strategic combinations with other companies. During the relevant time periods discussed below, the Merrimac Board had only one employee director — Mr. Carter, the Company’s Chairman, President and Chief Executive Officer.

At a meeting of the Merrimac Board on June 26, 2008 at which the Company’s strategic direction was discussed, the independent directors of Merrimac (constituting all directors other than Mr. Carter) determined to instruct Mr. Carter to explore the Company’s strategic alternatives, including a sale, merger, joint venture or investment.

At a meeting of the Merrimac Board on September 17, 2008, the Merrimac Board concluded that the sense of the Merrimac Board was to proceed with an approach to focus the Company’s business efforts on military and space applications and reduce its business efforts on speculative commercial investments in an effort and to enhance profitability to better position the Company for a possible strategic transaction.

From September 2008 through mid-2009, the Company’s management focused its business efforts on military and space applications and reduced its business efforts in speculative commercial applications in an effort to enhance the profitability of the Company.

From May 2009 through August 2009, Mr. Carter, as part of his exploration of strategic alternatives, initiated contact with six large potential strategic acquirors, each of which had business interests in the space or defense fields and also focused on RF/microwave technology with regard to a potential transaction with the Company. Between May 20, 2009 and September 10, 2009, the Company entered into separate confidentiality agreements with five of the six potential strategic acquirors which provided, among other things, that the parties may disclose confidential and proprietary information in evaluating a strategic transaction.

On August 25, 2009, the Merrimac Board held a telephonic meeting and discussed, among other things, pursuing a transaction for the Company to be acquired by one of the potential strategic acquirors contacted by Mr. Carter. At this meeting, the Merrimac Board authorized Mr. Carter to continue his discussions with the group of large potential strategic acquirors he had contacted. Mr. Carter focused on contacting potential strategic acquirors, as potential financial acquirors were not expected to be competitive relative to potential strategic acquirors.

On September 3, 2009, Mr. Carter contacted David Bender, President of Parent’s Aerospace and Electronics Group regarding the Company’s intention to pursue a strategic combination or sale transaction. At Mr. Bender’s suggestion, Mr. Carter then contacted Curtis Robb, Parent’s Vice President of Business Development, to discuss the Company’s intention to pursue a strategic combination or sale transaction.

On September 10, 2009, the Company and Parent executed the Confidentiality Agreement.

On September 23, 2009, representatives of Parent held a meeting with Mr. Carter and several of the Company’s other executive officers at the Company’s offices in West Caldwell, New Jersey to discuss the Company’s business.

During September 2009 and October 2009, Mr. Carter continued to engage in discussions with the four other potential strategic acquirors that had executed confidentiality agreements with the Company.

On October 8, 2009, representatives of Parent met with Mr. Carter and several other of the Company’s executive officers at the Company’s offices in West Caldwell, New Jersey to further discuss the Company’s business, operations, financial results and prospects.

On October 13, 2009, representatives of Parent met with Mr. Carter and several other of the Company’s executive officers at the Company’s offices in Costa Rica to discuss the Company’s Costa Rican operations, personnel and prospects.

On October 23, 2009, the Company opened an electronic data room wherein the five potential strategic acquirors that had executed confidentiality agreements could review extensive documentation pertaining to the Company and its subsidiaries.

On November 4, 2009, Mr. Carter met with Eric Fast, the Chief Executive Officer of Parent, in New York City to discuss Parent’s possible acquisition of the Company and the potential strong alignment of cultures and business philosophies of the Company and Parent.

On November 10, 2009, the Merrimac Board met telephonically during which meeting Mr. Carter provided an update to the Merrimac Board on the potential strategic acquirors’ due diligence review and his continuing discussions with them.

On November 24, 2009, representatives from Parent met with several of the Company’s senior financial personnel at the Company’s offices in West Caldwell, New Jersey to discuss the Company’s internal controls and procedures and accounting.

In late November, 2009, Mr. Carter engaged in discussions with each of Parent and one of the potential strategic acquirors, which we refer to as Party A, to discuss the timing of the presentation of their bids to the Company. The three other potential strategic acquirors who executed confidentiality agreements declined to further participate in the Company’s process.

On December 4, 2009, the Company sent a process letter to each of Parent and Party A instructing them as to certain procedures to follow in pursuing a possible acquisition of the Company. In such letter, the Company provided that an offer for the acquisition of 100% of the Shares be submitted to the Company no later than Tuesday, December 8, 2009 with a view toward a definitive merger agreement being executed no later than December 23, 2009.

On December 8, 2009, Parent submitted an offer to the Company to purchase all of the outstanding Shares for a cash price of $14.50 per share. Parent’s offer was not subject to any financing or contingencies, other than Parent and the Company reaching mutual agreement on the terms and conditions of a merger agreement that would be subject to the customary closing conditions to a tender offer and merger. Parent’s offer indicated that it did not see any reason why a definitive merger agreement could not be negotiated and executed by December 23, 2009. Parent’s offer was also conditioned on the Company entering into the Exclusivity Agreement (described in Item 3 of this Statement) with Parent, which would end on December 23, 2009.

Also on December 8, 2009, Party A submitted an indication of interest to acquire all of the outstanding Shares assuming an enterprise value for the Company in the range of $53 million – $58 million, which did not include a definitive per Share offer price. Party A’s indication of interest was conditioned on the completion of its due diligence review.

On December 9, 2009, Mr. Carter spoke telephonically with Mr. Robb and informed Mr. Robb that Parent’s offer was not competitive.

On December 9, 2009, Mr. Carter spoke on more than one occasion with a representative of Party A in an attempt to clarify Party A’s indication of interest. During such conversations, a representative of Party A informed

Mr. Carter that he should assume that Party A’s indication of interest was at the top end of its previously submitted range. Such representative also informed Mr. Carter that Party A would be unable to make a more firm offer or negotiate and execute a definitive merger agreement by December 23, 2009.

On December 10, 2009, in a telephone conversation between Mr. Carter and Mr. Robb, Mr. Robb informed Mr. Carter that Parent would increase its offer to $16.00 per Share, which Mr. Robb stated was Parent’s best and final offer.

On December 10, 2009, the Merrimac Board held a meeting. At such meeting the Merrimac Board approved the payment of a bonus to Mr. Carter (without Mr. Carter participating in the discussion or approval) in the event of a sale of the Company, which is described in Item 3 of this Statement. At such meeting, the Merrimac Board then discussed Parent’s revised offer and Party A’s indication of interest. After an extensive discussion of Parent’s revised offer and Party A’s indication of interest, the Merrimac Board authorized Mr. Carter and Katten Muchin Rosenman LLP, the Company’s outside legal counsel, to negotiate a definitive merger agreement with Parent based on the terms set forth in its revised offer and authorized entering into the Exclusivity Agreement.

Subsequent to the Merrimac Board meeting on December 10, 2009 and before the Company entered into the Exclusivity Agreement, Mr. Carter informed a representative of Party A of the Merrimac Board’s decision not to move forward with Party A. Later on December 10, 2009, Mr. Carter and such representative again spoke by phone, during which conversation such representative did not increase or make more firm Party A’s indication of interest. On the early evening of December 10, 2009, the Company and Parent executed the Exclusivity Agreement.

On December 15, 2009, the Merrimac Board retained America’s to provide a financial analysis and opinion with respect to the fairness of Parent’s offer.

On December 15, 2009, K&L Gates LLP, counsel to Parent, delivered a draft of a definitive merger agreement and a draft form of tender and voting agreement to Katten Muchin Rosenman LLP.

From December 15, 2009 through December 23, 2009, Katten Muchin Rosenman LLP and K&L Gates LLP negotiated the terms of a definitive merger agreement and the related ancillary documents.

On the morning of December 23, 2009, the Merrimac Board met telephonically with representatives of America’s and Katten Muchin Rosenman LLP participating. Katten Muchin Rosenman LLP reviewed with the Merrimac Board its fiduciary duties when considering the offer from Parent. A representative of America’s presented its analysis of the Offer Price from Parent and delivered its oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, dated December 23, 2009, to the effect that, as of the date and based upon and subject to the factors, assumptions, limitations and other considerations described in the written opinion, the merger consideration to be received by holders of Shares pursuant to the Merger Agreement with Parent was fair, from a financial point of view, to such holders. Katten Muchin Rosenman LLP then reviewed with the Merrimac Board the terms of the Merger Agreement with Parent. At that time Mr. Carter recused himself from the meeting due to the bonus payment he would receive in the event of the sale of the Company. After an extensive discussion of the terms of the Merger Agreement, by unanimous vote of all directors then present at the meeting (excluding Mr. Carter) and, following such vote, the unanimous vote of all directors present at the meeting, including Mr. Carter, the Merrimac Board (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement with Parent are fair to and in the best interests of the Company and its stockholders, and declared the Merger Agreement with Parent advisable; (ii) approved the execution, delivery and performance of the Merger Agreement with Parent and the consummation of the transactions contemplated thereby, including the Tender Agreements, the Offer and the Merger; (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger (the “Recommendation”); (iv) rendered the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to the Tender Agreements, the Offer, the Merger Agreement and the other transactions contemplated thereby, including the Merger; (v) approved an amendment to the Company’s Rights Agreement rendering it inapplicable to the Tender Agreements, the Offer, the Merger Agreement and the other transactions contemplated thereby, including the Merger; (vi) resolved to make the Recommendation to the stockholders of the Company and directing that, to the extent required by the DGCL, the Merger Agreement be submitted for adoption by the stockholders of the Company at a meeting of the Company’s stockholders; and (vii) elected that the Offer and the Merger, to the extent of the Merrimac Board’s power and authority and to the extent permitted by law, not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws.

On the afternoon of December 23, 2009, the Company and Parent and their respective legal advisors finalized the Merger Agreement, the disclosure schedules thereto and the other ancillary documents, and the definitive Merger Agreement and the related ancillary documents, including the Tender Agreements, were executed by Parent, Purchaser, the Company and the other parties thereto. After the closing of the U.S. financial markets on December 23, 2009, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Transaction and Recommendation of the Merrimac Board

After evaluating the factors referred to below, consulting with its legal counsel and reviewing the financial analysis and related opinion from America’s, the Merrimac Board, at a meeting duly called and held, by unanimous vote of all directors, with Mr. Carter recusing himself from such vote, present at the meeting and, following such vote, the unanimous vote of all directors present at the meeting, including Mr. Carter, unanimously declared the Offer, the Merger and the other transactions contemplated by the Merger Agreement advisable and fair to and in the best interests of Merrimac and its stockholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

THE MERRIMAC BOARD UNANIMOUSLY RECOMMENDS THAT MERRIMAC’S STOCKHOLDERS TENDER THEIR SHARES TO PURCHASER IN THE OFFER.

Factors Considered by the Merrimac Board

In connection with reaching the recommendation described above, the Merrimac Board concluded that the Offer is fair to, and in the best interest of, the stockholders of Merrimac. In reaching this determination and conclusion, the Merrimac Board considered a number of factors, including the following:

1. Strategic Alternatives to Sale Transaction.  Throughout the process that the Merrimac Board conducted to evaluate strategic alternatives available to the Company, the Merrimac Board considered possible alternatives to the proposed transaction with Parent, including continuing to execute on its strategic plan as an independent company. The Merrimac Board concluded (after taking into account the current and historical financial condition, results of operations, competitive position, business prospects, opportunities and strategic objectives of the Company, including the potential risks involved in achieving those prospects and objectives) that the Offer Price is greater than the long-term value inherent in the Company as a stand-alone entity.

2. Solicitation of Other Parties Prior to the Execution of the Merger Agreement.  The Merrimac Board considered that the Company’s Chief Executive Officer had discussions with numerous third parties in connection with the Merrimac Board’s strategic review process, and determined that Parent’s offer was the most attractive offer for the Company’s stockholders resulting from that process.

3. America’s Financial Analysis and Opinion.  The Merrimac Board took into account the financial analysis of America’s and its opinion dated December 23, 2009 (the full text of which is filed herewith as Exhibit (e)(7) and included in Annex II hereto and incorporated by reference herein) to the effect that, as of the date of the opinion and based on and subject to the matters stated therein, the Offer Price was fair, from a financial point of view, to holders of Shares (other than Parent and its affiliates). The financial analysis and opinion of America’s are described below in the section “Opinion of America’s.”

4. Transaction Financial Terms/Relation to Certain Market Prices.  The Merrimac Board considered the relationship of the Offer Price to the historical market prices of the Shares. The Offer Price of $16.00 per Share represents a premium of approximately 79% over the closing price per Share on December 16, 2009, the day before the Company filed a Form 8-K with the SEC disclosing its on-going process of investigating strategic alternatives and a potential bonus payment to be made to Mr. Carter in the event of a sale of the Company, and a premium of approximately 40% over the closing price per Share on December 22, 2009, the final trading day before the Merrimac Board approved the Merger Agreement. In addition, the Offer Price represents a premium of approximately 70% over the average closing price of the Shares for the 20 trading days prior to December 23, 2009.

5. Costs Associated with Remaining a Public Company.  The Merrimac Board considered that the significant costs associated with being a publicly traded company were as a percentage of its revenues disproportionately large when compared to those of many of its competitors.

6. Timing and Certainty of Completion.  The Merrimac Board considered the anticipated timing and degree of certainty of consummation of the Offer, including the structure of the transaction as a tender offer for all Shares. This transaction structure may enable the Company’s stockholders to receive the Offer Price and obtain the benefits of the transaction more promptly than might be the case in other transaction structures.

7. Limited Conditions to Consummation.  The Merrimac Board considered the fact that the obligation of Parent to consummate the Offer is subject to a limited number of conditions, with no financing condition. Moreover, Parent and Purchaser have represented that they have the financial resources to consummate the Offer and the Merger.

8. Ability to Respond to Certain Unsolicited Takeover Proposals.  The Merrimac Board considered the Company’s ability under certain circumstances to engage in negotiations or discussions with, and to provide information to, any third party that, after the date of the Merger Agreement, were to make a bona fide competing acquisition proposal.

9. Ability to Terminate the Merger Agreement to Accept a Superior Proposal.  The Merrimac Board considered the Company’s ability, following possible receipt of a competing acquisition proposal after the date of the Merger Agreement (but prior to the acceptance of the Shares in the Offer) that is more favorable from a financial point of view to the Company’s stockholders, to change its recommendation with respect to the Offer and the Merger and terminate the Merger Agreement if certain conditions are satisfied, including that the competing proposal is bona fide, that the Company has complied with applicable provisions of the Merger Agreement, that (after consulting with the Company’s outside counsel and a financial advisor) the Board determines in good faith that the proposal is more favorable to the Company’s stockholders from a financial point of view and is reasonably likely to be completed on the terms proposed on a timely basis and that the failure to pursue the proposal would be inconsistent with the Merrimac Board’s fiduciary duties to the stockholders of the Company, notwithstanding that the Company would be required to pay Parent a termination fee and expenses of $3,000,000 in the aggregate.

10. Form of the Consideration; Taxable Transaction.  The Merrimac Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock, particularly in the recent volatile markets although, depending on the number of Shares tendered, there may not be sufficient Shares available for Parent to reach the short form merger threshold. The Merrimac Board was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to some holders for federal income tax purposes.

11. Possible Short Form Merger.  The Merrimac Board took into account that the Merger Agreement grants Purchaser the right, if the Offer is consummated, to potentially purchase enough authorized but unissued Shares through the Top-Up Option (as defined in Item 8 of this Statement) to effect a “short form” merger to acquire the remaining equity of the Company pursuant to Section 253 of the DGCL, without additional approval of the Merrimac Board. Such may only be exercised if it would permit Purchaser to exercise a short-form merger. The Merrimac Board noted that because of the Minimum Condition (as defined in the Merger Agreement), the Offer cannot succeed unless a majority of the Shares are tendered.

12. Appraisal Rights.  The Merrimac Board considered the fact that stockholders who do not tender their Shares under the circumstances described in the Offer and who have not voted in favor of the merger will have the right to demand appraisal of the fair value of their Shares under the DGCL.

13. Negotiations with Parent.  The Merrimac Board considered the discussions with Parent, including their respective advisors, and the judgment of Mr. Carter and the Merrimac Board that the Offer Price was the highest price that Parent would be willing to pay.

In addition to the reasons set forth above, the Merrimac Board considered the following potentially negative reasons not to consummate the Offer and the Merger:

1. Discouraging Other Prospective Buyers.  The Merrimac Board considered that entering into a definitive agreement with Parent, and that certain provisions of the Merger Agreement, such as the non-solicitation and termination fee provisions, may have the effect of discouraging other prospective buyers from pursuing a more advantageous business combination with the Company.

2. Transaction Costs.  The Merrimac Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related disruptions to the operation of the Company’s business, including the risk that the operations of the Company would be disrupted by employee concerns or departures, or changes to or termination of the Company’s relationships with its customers, suppliers and/or distributors, following announcement of the Offer and the Merger.

3. Interim Restrictions on Business.  The Merrimac Board considered that, pursuant to the Merger Agreement, the Company is required to obtain Parent’s consent before it can take a variety of actions during the period of time between the signing of the Merger Agreement and the Effective Time.

4. Effect of Failure to Complete Transactions.  The Merrimac Board considered the potential adverse effect on the Company’s business, stock price and ability to attract and retain key management personnel if the Offer and the Merger were announced but not consummated.

5. Failure to Remain an Independent Public Company.  The Merrimac Board considered the opportunities for growth and the potential for increased stockholder value if Merrimac were to remain an independent company with publicly traded equity securities and the fact that Merrimac’s stockholders will not participate in any potential future appreciation of Merrimac’s value.

6. Interests of Management.  The Merrimac Board considered the fact that some of the Company’s executives may have interests in the Offer and the Merger that are different from, or in addition to, those of the Company’s stockholders, as a result of agreements and arrangements referred to in Item 3 of this Statement.

The Board concluded, however, that many of these risks could be managed or mitigated by the Company or were unlikely to have a material effect on the Company, the Offer or the Merger and that, overall, the risks, uncertainties, restrictions and potentially negative reasons not to consummate the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The Merrimac Board did not assign relative weights to the foregoing reasons or determine that any factor was of particular importance. Rather, the members of the Board viewed their position and recommendation as being based on the totality of the information presented to and considered by them. Individual members of the Merrimac Board may have given different weight to different factors.

The foregoing discussion of reasons considered by the Merrimac Board is not meant to be exhaustive but includes the material reasons considered by the Merrimac Board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the Offer, tender their Shares and approve the Merger Agreement and the Merger.

Opinion of America’s

The Merrimac Board retained America’s to evaluate the fairness, from a financial point of view, to the holders of the common stock of the Company, of the $16.00 cash consideration to be received by such holders, other than Parent, Purchaser and their respective affiliates, pursuant to the terms and subject to the conditions set forth in the Merger Agreement.

In connection with providing the opinion to the Merrimac Board in connection with the transactions contemplated by the Merger Agreement (the “Transaction”) America’s received a fee from the Company for such services pursuant to the terms of the engagement letter with the Company, dated as of December 15, 2009. America’s has not provided any other services to the Company in connection with the Transaction and has not received any other fees from the Company except for the services as described above.

On December 23, 2009, at a meeting of the Merrimac Board held to evaluate the cash consideration and Transaction, America’s rendered to the Merrimac Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated December 23, 2009, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $16.00 per share cash consideration to be received by holders of the common stock of the Company (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of America’s written opinion, which describes, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex II. America’s opinion expressed herein was provided to the Merrimac Board for its information in connection with its evaluation of the $16.00 per share cash consideration from a financial point of view, does not address any other aspect of the Transaction and is not intended to be and does not constitute a recommendation to any shareholder as to whether such shareholder should tender shares in the Transaction or how such shareholder should vote or act on any matters relating to the Transaction. Holders of the Shares are encouraged to read this opinion carefully in its entirety. The summary of America’s opinion below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, America’s:

•	reviewed a draft of the Merger Agreement dated December 23, 2009 (the “Draft Agreement”);

•	reviewed certain publicly available information, including SEC filings, for the Company and certain other relevant financial and operating data furnished to America’s by the Company’s management;

•	reviewed certain internal financial analyses, historical financials, financial forecasts, reports and other information concerning the Company, prepared by the management of the Company and conducted a discounted cash flow analysis of the Company;

•	held discussions with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters America’s deemed relevant;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations America’s considered relevant in evaluating those of the Company and considered, to the extent publicly available, the financial terms of certain other transactions which America’s considered relevant in evaluating the Transaction;

•	reviewed the financial terms of the Transaction as described in the Draft Agreement in relation to; among other things, the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company; and

•	reviewed and considered such other information, financial studies, analyses and investigations and such other factors that America’s deemed relevant for the purposes of this opinion.

In conducting the review and arriving at America’s opinion, America’s has, with the Merrimac Board’s consent, assumed and relied, without independent investigation or verification, upon the accuracy and completeness of all financial and other information provided to America’s by the Company in any form, written or oral, or which is otherwise publicly available. America’s has not undertaken or assumed any responsibility for the accuracy, completeness or reasonableness of, or independently verified, such information. In addition, America’s has not conducted nor has America’s assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. America’s has further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to America’s incomplete or misleading in any material respect. America’s has, with the Merrimac Board’s consent, assumed that the financial forecasts which America’s examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of the Company. America’s has assumed that the final form of the Merger Agreement will be substantially similar to the last Draft Agreement, without material alteration or waiver thereof. America’s has relied, at the Merrimac Board’s direction, without independent verification, upon the assessment of the management of the Company as to the products and product candidates of the Company and the risks associated with such products and product candidates.

America’s has not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor has America’s been furnished with such materials. America’s has not made any review of or sought or obtained advice of legal counsel regarding legal matters relating to the Company, and America’s understands that the Company has relied and will rely only on the advice of legal counsel to the Company as to such matters. America’s services to the Company in connection with the Transaction have been comprised solely of rendering an opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock of the $16.00 per share cash consideration to be paid to such holders. America’s opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by America’s on the date hereof. It should be understood that although subsequent developments may affect America’s opinion, except as agreed to with the Company, America’s does not have or undertake any obligation to update, revise or reaffirm its opinion.

For purposes of rendering the opinion America’s has assumed, in all respects material to the analysis, that the representations and warranties of each party contained in the Draft Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. America’s has also assumed that all governmental, regulatory and other consents and approvals contemplated by the Draft Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

America’s expresses no view as to and America’s opinion does not address any terms or other aspects or implications of the Transaction (other than the cash consideration to the extent expressly specified herein) or any aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with, or otherwise contemplated by, the Transaction. America’s also expresses no view as to, and America’s opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction. America’s has not been requested, and America’s did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor was America’s requested to consider, and America’s opinion does not in any manner address and should not be construed to address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction or alternative business strategies that may be available to the Company.

The following is a summary of the material financial analyses reviewed with the Merrimac Board on December 23, 2009 in connection with America’s opinion. America’s did not attribute any particular weight to any analysis, methodology or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor; accordingly, America’s analyses must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein. In all such analysis, America’s relied on the Company’s unaffected stock price at it’s December 16, 2009 closing which is the closing price prior to the Company’s public announcement in an 8-K filing that on December 10, 2009, the Merrimac Board approved a bonus for Mason N. Carter, the Chairman, President and Chief Executive Officer of the Company, in the event that the on-going process of investigating strategic alternatives for the company results in a sale of the Company or similar transaction.

Stock Value Premium Analysis

America’s reviewed publicly available information for selected completed merger or acquisition transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. America’s selected these transactions by applying the following criteria:

•	transactions announced after January 1, 2008;

•	merger and acquisition transactions below $500 million in enterprise value;

•	public technology company target;

•	change in control;

•	North American transactions.

America’s performed its analysis on sixty-five transactions that satisfied the criteria. This analysis indicated implied per share equity value reference ranges for the Company of approximately $12.11 to $12.86 per Share, as compared to the $16.00 per Share cash consideration.

Comparable Public Companies Analysis

America’s reviewed financial and stock market information of the Company and the following six selected publicly traded companies with similar products, similar operating and financial characteristics and servicing similar markets:

•	CPI International, Inc.

•	Applied Signal Technology, Inc.

•	Anaren Inc.

•	Herley Industries Inc.

•	Spectrum Control Inc.

•	Micronetics Inc.

America’s reviewed, among other things, enterprise values of the selected companies, calculated as fully diluted equity value based on closing stock prices on December 21, 2009, plus debt, minority interest and preferred stock, less cash and equivalents, as a multiple of latest 12 months, calendar year 2009 estimated and calendar year 2010 estimated revenue and earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. America’s then applied a selected range for latest 12 months, calendar year 2009 estimated and calendar year 2010 estimated revenue multiples of 1.0x to 1.1x and estimated EBITDA multiples of 6.0x to 7.3x derived from the selected companies to corresponding data of the Company. Estimated financial data of the selected companies were based on publicly available research analysts’ estimates. Estimated financial data of the Company were based on estimates of the Company’s management. This analysis indicated an implied per share equity value reference range for the Company of approximately $11.86 to $17.03 per Share, as compared to the $16.00 per Share cash consideration.

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies or the Company.

Selected Precedent Transactions Analysis

America’s reviewed the transaction values of the following 5 transactions involving similar businesses with disclosed financial metrics. Due to global asset valuation adjustments over the course of 2008, America’s only used 2008-2009 precedents:

Acquiror	Target

Microsemi Corp.	Endwave Defense Systems, Inc.
Teledyne Technologies Inc.	Filtronic Defence Ltd.
Comtech Telecommunications Corp.	Radyne Corp.
Anaren Inc.	M.S. Kennedy Corporation
TriQuint Semiconductor, Inc.	WJ Communications Inc.

America’s reviewed, among other things, transaction values in the selected transactions, calculated as the purchase prices paid for the target companies, as a multiple of latest 12 months revenue and EBITDA. America’s then applied latest 12 months revenue and EBITDA multiples of 1.3x and 8.6x, respectively, derived from the selected transactions to the Company’s EBITDA for the latest 12 months ended October 3, 2009. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of the Company were based on publicly available information. This analysis indicated an implied per share equity value reference range for the Company of approximately $13.55 to $18.05 per Share, as compared to the $16.00 per Share cash consideration.

Although the selected transactions were used for comparison purposes, none of those transactions is directly comparable to the merger and none of the companies in those transactions is directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or the Company.

Discounted Cash Flow Analysis

America’s performed a discounted cash flow analysis to calculate the estimated present value of the standalone, free cash flows that the Company could generate during the Company’s fiscal years 2010 through 2014 based on management’s forecast. Estimated terminal values for the Company were calculated by applying terminal value multiples of 5.5x to 6.5x to the Company’s fiscal year 2014 estimated EBITDA. The cash flows and terminal values were then discounted to present value using discount rates ranging from 18% to 26%. This analysis indicated implied per share equity value reference ranges for the Company of approximately $14.70 to $16.57 per Share, as compared to the $16.00 per Share cash consideration.

Intent to Tender

In connection with the Merger Agreement, the Signing Stockholders each entered into separate Tender Agreements, dated as of December 23, 2009, with Parent, Purchaser and the Company. The following summary of certain provisions of the Tender Agreements are qualified in their entirety by reference to the Tender Agreements themselves, which are incorporated herein by reference. We have filed a copy of the form of Tender Agreement as Exhibit (e)(2) hereto. Stockholders and other interested parties should read the Tender Agreement for a more complete description of the provisions summarized below.

The Tender Agreements require each Signing Stockholder to, among other things, (i) tender or cause to be tendered in the Offer all Shares beneficially owned or subsequently acquired, (ii) not withdraw the Shares tendered by it, him or her in the Offer prior to the termination of the Offer, the termination of the Merger Agreement or any adjustment to the terms and conditions of the Merger Agreement (other than an adjustment following which the terms of the Offer are no less favorable to the Signing Stockholders and the consideration for Shares tendered in the Offer is the highest consideration paid to any stockholder for Shares tendered in the Offer) (such adjustment, an “Adverse Amendment”) and (iii) vote in favor of adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, and against any proposal opposing to or in competition with the consummation of the Merger or the transactions contemplated by the Merger Agreement.

The Tender Agreements will terminate upon the earlier of (i) the effective time of the Merger, (ii) the termination or expiration of the Offer without Purchaser purchasing all of the Shares tendered pursuant to the Offer in accordance with its terms, (iii) the termination of the Merger Agreement in accordance with its terms, and (iv) an Adverse Amendment.

To the best knowledge of the Company, as of the date of this Statement, each of the Signing Stockholders and each other executive officer of the Company who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, other than Shares, if any, that they may have the right to purchase by exercising stock options, Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Securities Exchange Act of 1934, as amended, or Shares, if any, which are restricted Shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Merrimac Board retained America’s to provide financial analysis and an opinion regarding the consideration offered by Parent for the Shares. Pursuant to an engagement letter with America’s, dated as of December 15, 2009, the Company agreed to pay America’s $250,000 upon its delivery of an opinion to the Merrimac Board regarding the fairness to the Company’s stockholders, from a financial point of view, of the consideration to be paid for the Shares in the Offer and the Merger. In addition, the Company agreed to indemnify America’s against certain liabilities arising out of its engagement, subject to certain limitations. The Company also agreed to reimburse America’s for reasonable expenses incurred in connection with its engagement, including reasonable legal fees.

The above summary of the relationship between Merrimac and America’s is not intended to be complete and exhaustive and such summary is qualified in its entirety by reference to the “Opinion of America’s Growth Capital, LLC” attached as Annex II to this Statement and incorporated herein by reference.

Except as described above, neither Merrimac nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Merrimac’s stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, as of December 23, 2009, no transaction in Shares has been effected during the past 60 days by Merrimac or any subsidiary of Merrimac or, to the knowledge of Merrimac, by any executive officer, director or affiliate of Merrimac.

	Date of	Number of	Price per	Nature of
Identity of Person	Transaction	Shares	Share	Transaction

James J. Logothetis	11/16/2009	2,500	$8.38	Exercise of stock options
James J. Logothetis	11/16/2009	100	$9.33	Sale of stock
James J. Logothetis	11/16/2009	300	$9.31	Sale of stock
James J. Logothetis	11/16/2009	100	$9.30	Sale of stock
James J. Logothetis	11/16/2009	2,000	$9.3001	Sale of stock
Jayson Hahn	11/19/2009	2,500	$8.38	Exercise of stock options
Jayson Hahn	11/19/2009	900	$9.2122	Sale of stock
Jayson Hahn	11/19/2009	1,600	$9.20	Sale of stock

From time to time during the 60 days prior to the date of this Statement and in the ordinary course, Merrimac issued an aggregate of 5,000 Shares to holders of options to purchase Shares upon the exercise of such options by the holders thereof, with an exercise price of $8.38 per Share. In addition during the 60 days prior to the date of this Statement, the Company did not grant or issue any Shares of restricted stock under Merrimac’s 2006 Non-Employee Director’s Stock Plan or any stock options under any of the Company’s equity incentive plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, Merrimac is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of Merrimac’s securities by Merrimac, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving Merrimac or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of Merrimac or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of Merrimac.

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Merrimac Board, other than at a meeting of Merrimac’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement and subject to the terms and conditions thereof and applicable law, the Company has granted to Purchaser an option (the “Top-Up Option”) to purchase a number of Shares (not to exceed 19.9% of the Company’s then outstanding Shares), that, when added to the number of Shares owned by Purchaser immediately prior to such exercise, shall constitute at least one Share more than 90% of the number of Shares outstanding after such exercise. The Top-Up Option may be exercised once during the 20 business day period following the consummation of the Offer. The per Share exercise price of the Top-Up Option is equal to the Offer Price. The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Delaware’s “short form” merger statute. Following the Offer and, if necessary, the exercise of the Top-Up Option, if Purchaser does not own at least 90% of the Shares, a vote of the stockholders of Merrimac will be required to consummate the Merger. In such case, the approval of the Merger at a meeting of the stockholders of Merrimac would be assured because of Purchaser’s ownership of at least a majority of the Shares following completion of the Offer.

Vote Required to Approve the Merger and DGCL Section 253

The Merrimac Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of Shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect a short-form merger under the DGCL, which means that Purchaser may effect the Merger without any further action by or vote of the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In such case, the approval of the Merger at a meeting of the stockholders of Merrimac would be assured because of Purchaser’s ownership of at least a majority of the Shares following completion of the Offer.

State Takeover Laws

Merrimac is incorporated under the laws of the State of Delaware and subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder” from engaging in a “business combination” with a Delaware corporation for a period of three years following the time such person became an interested stockholder, unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation in a prescribed manner prior to such time such person becomes an “interested stockholder” or the “interested stockholder” acquires at least 85% of such corporation’s outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving the corporation and the “interested stockholder” and the sale of more than 10% of the assets of the corporation. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of a corporation’s outstanding voting stock and any entity or person controlling or controlled by or under common control with such entity or person.

In accordance with the provisions of Section 203, the Merrimac Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that the restrictions on business combinations set forth in Section 203, with respect to Merrimac, will not be applicable to Purchaser by virtue of such actions.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Parent and the Company have determined that these requirements do not apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser’s acquisition or ownership of the Shares.

The Rights Agreement

Concurrent with the execution of the Merger Agreement, the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”), executed the tenth amendment (the “Amendment”) to the Company’s Rights Agreement (the “Rights Agreement”), dated as of March 9, 1999, as amended as of June 9, 1999, April 7, 2000, October 26, 2000, February 21, 2001, February 28, 2002, September 18, 2002, December 13, 2004, March 14, 2007 and March 19, 2009, which provides that none of (i) approval, execution, delivery and/or adoption of the Merger Agreement, (ii) the acceptance for payment or purchase by Purchaser of Shares pursuant to the Offer, (iii) the exercise of the Top-Up Option, (iv) the consummation of any other transactions contemplated by the Merger Agreement, including, but not limited to, the Offer and the Merger or (v) the announcement of any of the Merger Agreement, the Offer, the Merger or any other transactions contemplated by the Merger Agreement, will result in the rights becoming exercisable or in Parent or its affiliates and associates being deemed an “Acquiring Person” or any of the foregoing events resulting in a “Shares Acquisition Date” or “Distribution Date” under the Rights Agreement. The Rights Agreement terminated in accordance with its terms on December 31, 2009.

The foregoing summary of the Amendment does not qualify by reference to the Amendment, which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares who have not tendered their Shares in the Offer and have not voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of their Shares. If the Merger occurs, holders of Shares will be told how to demand appraisal of their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment of expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”). If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Parent may cause the surviving corporation in the Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Offer and the Merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)	Offer to Purchase dated January 5, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to Purchaser’s Tender Offer Statement on Schedule TO, filed by Parent and Purchaser with respect to Merrimac on January 5, 2010).
(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO, filed by Parent and Purchaser with respect to Merrimac on January 5, 2010).
(a)(3)	Letter to Stockholders of Merrimac, dated January 5, 2010.*
(a)(4)	Joint Press Release, dated December 23, 2009, issued by Parent and Merrimac (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9 by Merrimac on December 23, 2009).
(a)(5)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).
(a)(6)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(7)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(8)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(9)	Form of Summary Advertisement as published on January 5, 2010 in The New York Times (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO).
(e)(1)	Agreement and Plan of Merger, dated as of December 23, 2009, by and among Parent, Purchaser and Merrimac (incorporated herein by reference to Exhibit 2.1 to Merrimac’s Current Report on Form 8-K dated December 23, 2009).
(e)(2)	Form of Tender and Voting Agreement, by and among Parent, Purchaser, Merrimac, and each of the following: DuPont Chemical and Energy Operations, Inc.; Mason Carter; Edward Cohen; Ludwig Kuttner, K Holdings, LLC and Hampshire Investments, Limited; Fernando Fernandez; Harold Raveche; Arthur Oliner and Frieda Oliner; and Joel Goldberg (incorporated herein by reference to Exhibit 10.1 to Merrimac’s Current Report on Form 8-K dated December 23, 2009).
(e)(3)	Employment Agreement, dated April 11, 2006, by and between Merrimac and Mason N. Carter (incorporated herein by reference to Exhibit 10.1 to Merrimac’s Current Report on Form 8-K dated April 14, 2006).
(e)(4)	Merrimac Severance Plan, as adopted March 29, 2006 (incorporated herein by reference to Exhibit 10(z) to Merrimac’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
(e)(5)	First Amendment to the Severance Plan, effective as of December 13, 2007 (incorporated herein by reference to Exhibit 10(x) to Merrimac’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007).
(e)(6)	Amendment No. 10 to Merrimac’s Rights Agreement, dated as of December 23, 2009, between Merrimac and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to Merrimac’s Current Report on Form 8-K dated December 23, 2009).
(e)(7)	Opinion of America’s Growth Capital, LLC to the Merrimac Board, dated December 23, 2009 (included as Annex II hereto).*
(g)	None.

*	Filed herewith and included in the copy of the Schedule 14D-9 mailed to Merrimac’s stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Mason N. Carter
Name:     Mason N. Carter

Title:	Chairman, President and Chief Executive Officer

Date: January 5, 2010

ANNEX I

MERRIMAC INDUSTRIES, INC.
41 FAIRFIELD PLACE
West Caldwell, NJ 07006

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about January 5, 2010 to holders of record of common stock, par value $.01 per share (the “Shares”), of Merrimac Industries, Inc., a Delaware corporation (“Merrimac” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Merrimac with respect to the tender offer (the “Offer”) by Crane Merger Co., a Delaware corporation (“Purchaser”), and wholly-owned subsidiary of Crane Co., a Delaware corporation (“Parent”), for all of the issued and outstanding Shares. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Merrimac. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Board of Directors of Merrimac (the “Merrimac Board”). This designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 23, 2009, as such may be amended from time to time (the “Merger Agreement”), by and among Parent, Purchaser and Merrimac.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on January 5, 2010, to purchase all of the issued and outstanding Shares at a purchase price per Share of $16.00 net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 5, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the Offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 A.M., New York time, on February 2, 2010, at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of Merrimac and are filed as exhibits to the Schedule 14D-9 filed by Merrimac with the Securities and Exchange Commission (the “SEC”) on January 5, 2010.

The Merger Agreement provides that upon the acceptance for payment of, and payment by Purchaser for, Shares pursuant to the Offer representing at least a majority of Shares outstanding on a fully diluted basis, and as long as Purchaser directly or indirectly beneficially owns not less than a majority of the issued and outstanding Shares, Parent shall be entitled to designate such number of members of the Merrimac Board as will give Parent, subject to compliance with applicable law, representation on the Merrimac Board equal to that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on the Merrimac Board (giving effect to the directors designated by Parent and including directors continuing to serve as directors of the Company) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates bears to the aggregate number of Shares then outstanding. As a result, Purchaser will have the ability to designate a majority of the Merrimac Board following consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Merrimac Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Parent’s designees has been furnished to Merrimac by Parent, and Merrimac assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

Parent has informed Merrimac that Parent will choose its designees for the Merrimac Board from the list of persons set forth below. In the event that additional designees of Parent are required in order to constitute a majority of the Merrimac Board, such additional designees will be selected by Parent from among the executive officers and directors of Parent listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference. The following table, prepared from information furnished to Merrimac by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of January 4, 2010, present principal occupation and employment history during the past five years.

Parent has informed Merrimac that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Name	Age	Current Principal Occupation and Employment History

David E. Bender	50	Group President, Electronics of Parent
		President, Electronics Group of Crane Aerospace & Electronics segment of Parent since December 2005. Vice President, Operations, Aerojet General Corporation, a division of GenCorp, from 2004 to 2005. Executive Vice President GDX Automotive, a division of GenCorp, from 2003 to 2004.
Adam J. Bottenfield	49	Vice President of Parent
		Vice President, Microwave Systems Solutions, Crane Electronics Group since February 2008. Director, Avionics for North America, Barco, Inc., February 2007 to February 2008. Director of Business Development, Herley Industries, April 2004 to February 2007. Vice President, Engineering, Herley Industries — Lancaster Division, 1997 to April 2004.
Augustus I. duPont	58	Vice President, General Counsel and Secretary of Parent
		Vice President, General Counsel and Secretary of Parent since 1996.
Eric C. Fast	60	Director, President and Chief Executive Officer of Parent
		President and Chief Executive Officer of Parent since April 2001. President and Chief Operating Officer of Parent from September 1999 to April 2001. Other directorships: Automatic Data Processing Inc.; National Integrity Life Insurance.
Timothy J. MacCarrick	44	Vice President, Finance and Chief Financial Officer of Parent
		Vice President, Finance and Chief Financial Officer of Parent since July 2008. Corporate Vice President and Vice President, Finance, Xerox North America from 2006 to July 2008; Chief Financial Officer, Xerox Europe from 2003 to 2006.
Curtis P. Robb	55	Vice President, Business Development of Parent
		Vice President, Business Development and Strategic Planning of Parent since June 2005. From 2003 to 2005, founder and Managing Director of Robb Associates, LLP (financial advisory services).

Parent has advised Merrimac that none of the designees listed above is currently a director of, or holds any position with, Merrimac. Parent has advised Merrimac that none of the designees listed above or any of his or her affiliates (i) has a familial relationship with any director or executive officer of Merrimac or (ii) has been involved in any transactions with Merrimac or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

CERTAIN INFORMATION CONCERNING MERRIMAC

The authorized capital stock of Merrimac consists of 20,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of December 22, 2009, there were 2,997,456 shares of Merrimac common stock issued and outstanding and there were no shares of preferred stock issued or outstanding.

The common stock is the only class of voting securities of Merrimac outstanding that is entitled to vote at a meeting of stockholders of Merrimac. Each share of Merrimac common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Beneficial Ownership of Directors, Executive Officers and Certain Stockholders

The following table sets forth, as of December 23, 2009, information concerning the Shares owned by (i) persons known by us who are beneficial owners of more than five percent of the Common Stock (ii) each of the Company’s directors and the Company’s Chief Executive Officer and the Company’s two most highly compensated executive officers other than the Chief Executive Officer (the “Named Executive Officers”), and (iii) all of our directors and executive officers as a group, that was either provided to us by the person or is publicly available from filings made with the Securities and Exchange Commission (the “SEC”). None of our directors or executive officers have pledged their Shares as security.

	Amount and Nature of
	Beneficial
Name and Address	Ownership (Direct
of Beneficial Owners	Except as Noted)†		Percent of Class

Crane Co.	1,103,765	(1)	36.82%
100 First Stamford Place Stamford, Connecticut 06902
E.I. DuPont de Nemours and Company	528,413	(2)	17.63%
1007 Market Street Wilmington, DE 19898
Ludwig G. Kuttner	308,999	(3)	10.30%
Hampshire Investments, Limited K Holdings, LLC 627 Plank Road Keene, VA 22946
Lehman Brothers Bankhaus AG (i. Ins.)	260,041	(4)	8.68%
Rathenauplatz 1 60313 Frankfurt am Main Germany
Arthur A. Oliner	188,067	(5)	6.26%
11 Dawes Road Lexington, MA 02421
Dimensional Fund Advisors LP	166,605	(6)	5.56%
1299 Ocean Avenue Santa Monica, CA 90401
Joel H. Goldberg	72,524	(7)	2.41%
c/o C.C.I. / SK Associates, Inc. 1767 Morris Avenue Union, NJ 07083

	Amount and Nature of
	Beneficial
Name and Address	Ownership (Direct
of Beneficial Owners	Except as Noted)†		Percent of Class

Mason N. Carter	57,500	(8)	1.88%
c/o Merrimac Industries, Inc.
41 Fairfield Place West Caldwell, NJ 07006
Edward H. Cohen	24,499	(9)	*
c/o Katten Muchin Rosenman LLP 575 Madison Avenue New York, NY 10022
Harold J. Raveché	10,758	(10)	*
c/o Stevens Institute of Technology Castle Point on Hudson Hoboken, NJ 07030
Fernando L. Fernandez	10,499	(11)	*
2159 El Amigo Road Del Mar, CA 92014
Timothy P. McCann	833	(12)	*
c/o DuPont Electronic Technologies 14 T.W. Alexander Drive Research Triangle Park, NC 27709
Reynold K. Green	41,245	(13)	1.36%
c/o Merrimac Industries, Inc.
41 Fairfield Place West Caldwell, NJ 07006
J. Robert Patterson	0		*
c/o Merrimac Industries, Inc.
41 Fairfield Place West Caldwell, NJ 07006
All directors and executive officers as a group (15 persons)	757,822	(14)	24.00%

†	In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

*	The percentage of shares beneficially owned does not exceed 1% of the class.

(1)	Parent and Purchaser may be deemed to share the voting and investment power of all shares beneficially owned by certain officers, directors and principal stockholders of Merrimac, pursuant to the respective Tender and Voting Agreements, dated as of December 23, 2009, among Parent, Purchaser and each such officer, director and principal stockholder, whereby such officers, directors and principal stockholders have agreed to tender such shares in the Offer and to vote such shares in favor of the Merger.

(2)	Consists of shares owned by DuPont Chemical and Energy Operations, Inc. (“DCEO”).

(3)	250,000 shares of Common Stock are held directly by K Holdings, LLC and 50,000 are held directly by Hampshire Investments, Limited. Mr. Kuttner is the principal member of K Holdings, LLC and owns 80% of the outstanding interests in Hampshire Investments, Limited. Information as to shares of Common Stock beneficially owned by Mr. Kuttner, K Holdings, LLC and Hampshire Investments, Limited is as set forth in a Schedule 13D/A filed with the SEC on December 29, 2009. Includes 2,499 shares subject to stock options that are exercisable currently or within 60 days.

(4)	Information as to the shares of Common Stock beneficially owned by Lehman Brothers Bankhaus AG (i. Ins.) is as of December 31, 2008, as set forth in a Form 13-G filed with the SEC on October 23, 2009.

(5)	Includes 7,499 shares subject to stock options that are exercisable currently or within 60 days, and 9,528 shares owned by Dr. Oliner’s wife.

(6)	Information as to the shares of Common Stock beneficially owned by Dimensional Fund Advisors LP is as of December 31, 2008 as set forth in a Form 13-G filed with the SEC on February 9, 2009.

(7)	Includes 7,499 shares subject to stock options that are exercisable currently or within 60 days.

(8)	Includes 57,500 shares subject to stock options that are exercisable currently or within 60 days.

(9)	Includes 7,499 shares subject to stock options that are exercisable currently or within 60 days.

(10)	Includes 7,499 shares subject to stock options that are exercisable currently or within 60 days.

(11)	Includes 7,499 shares subject to stock options that are exercisable currently or within 60 days.

(12)	Timothy P. McCann disclaims beneficial ownership of the shares owned by DCEO. Includes 833 shares subject to stock options that are exercisable currently or within 60 days.

(13)	Includes 24,916 shares subject to stock options that are exercisable currently or within 60 days.

(14)	Includes 160,223 shares subject to stock options that are exercisable currently or within 60 days, 1,100 of which are owned by the wife of Jayson Hahn, an executive officer of the Company.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF MERRIMAC

The following table sets forth certain information with respect to each director. There is no arrangement or understanding between any director or nominee and any other person pursuant to which such person was selected as a director or nominee except with respect to Timothy P. McCann, who serves as a director pursuant to an agreement between DuPont Electronic Technologies and the Company, which was entered into on February 28, 2002. The Company’s Certificate of Incorporation provides that the Merrimac Board shall consist of three classes of directors with overlapping three-year terms. One class of directors is to be elected each year with terms extending to the third succeeding annual meeting of stockholders. The three directors in Class I, Fernando L. Fernandez, Joel H. Goldberg and Ludwig G. Kuttner, the three directors in Class II, Edward H. Cohen, Arthur A. Oliner and Harold J. Raveché, and the two directors in Class III, Mason N. Carter and Timothy P. McCann, are serving terms expiring at the time of our annual meetings in 2012, 2010 and 2011, respectively, and until their respective successors have been duly elected and qualified.

		Director of the
Name	Age	Company Since

Class I:
Fernando L. Fernandez	71	2003
Joel H. Goldberg	66	1997
Ludwig G. Kuttner	63	2006
Class II:
Edward H. Cohen	71	1998
Arthur A. Oliner	88	1961
Harold J. Raveché	66	2001
Class III:
Mason N. Carter	63	1995
Timothy P. McCann	52	2008

The following table sets forth certain information with respect to each of our executive officers.

Name	Age	Current Position

Mason N. Carter	63	Chairman of the Board, President and Chief Executive Officer
J. Robert Patterson	52	Vice President — Finance, Chief Financial Officer, Treasurer and Secretary
Reynold K. Green	51	Vice President and Chief Operating Officer
Jayson E. Hahn	42	Vice President, Information Technology and Chief Information Officer
James J. Logothetis	50	Vice President and Chief Technology Officer
Adriana Mazza	58	Vice President, Human Resources
Michael Pelenskij	49	Vice President, Manufacturing
Paul Skolnick	46	Vice President, Business Development

Biographical information concerning the directors and executive officers of Merrimac is set forth below.

Mason N. Carter has served as Chairman of the Board since July 24, 1997, and President and Chief Executive Officer since December 16, 1996.

Edward H. Cohen is counsel to the law firm of Katten Muchin Rosenman LLP, with which he has been affiliated since 1963. He is a director of Phillips-Van Heusen Corporation, Franklin Electronic Publishers, Inc., and Gilman & Ciocia, Inc.

Fernando L. Fernandez is self-employed and provides consulting and director services to companies. From 2001 through January 2005, he was professor and the Director of Institute Technology Initiatives at Stevens Institute of Technology in Hoboken, New Jersey. Previously, from May 1998 to January 2001, he was Director of the Defense Advanced Research Projects Agency (DARPA), the central research and development organization of the Department of Defense. Prior to his tenure at DARPA, Dr. Fernandez held the position of President and Chairman of the Board of Directors for AETC Inc., a firm specializing in environmental surveillance, which he founded in 1994. Prior to this position, he was President and Chairman of the Board of Directors of Areté Associates, a Los Angeles-based applied research firm that Dr. Fernandez founded in 1976.

Joel H. Goldberg has been Chairman and Chief Executive Officer of Career Consultants, Inc., a management consulting firm, and SK Associates, a search firm, located in Union, New Jersey, since 1972. Dr. Goldberg is a director of Modell’s, Inc., an advisor to the New Jersey Sports and Exposition Authority and a member of the Advisory Council for Sports Management of Seton Hall University. He was also a consultant to the New York Giants, the New Jersey Nets and the Ottawa Senators professional sports teams.

Ludwig G. Kuttner was President and Chief Executive Officer of Hampshire Group, Limited, a holding company that markets apparel for men and women, from 1979 to 1992 and from 1994 through 2006. He continues to serve as Managing Member of Hampshire Investments, Inc. and K Holdings, LLC, two investment companies. Previously, he served in various capacities in the textile industry and as an owner and developer of real property.

Timothy P. McCann has been Vice President and General Manager — DuPont Electronic Technologies since June 2007. Prior to that, Mr. McCann was DuPont Engineering Polymers’ Global Director — Marketing Sales and Development, and Regional Director — DuPont Engineering Polymers, Americas, since August 2005. Between November 1999 and August 2005, Mr. McCann served as Global Business Director for various DuPont divisions, including Fluoropolymers, Nafion® and Engineering Polymers. Mr. McCann has been employed by DuPont in several capacities since joining DuPont in 1980.

Arthur A. Oliner has been Professor Emeritus of Electrophysics at Polytechnic University (formerly Polytechnic Institute of Brooklyn) since 1990. Prior to that, he was head of its Electrical Engineering Department from 1966 until 1974, and was the Director of its Microwave Research Institute from 1967 to 1982. After 1982, he returned to teaching and conducting research programs in microwave integrated circuits until his retirement in 1990. He was elected a member of the National Academy of Engineering, a Fellow of the IEEE, the AAAS, and the

British IEE, and he received an honorary doctorate from the University of Rome, Italy. Dr. Oliner is the author of almost 300 published papers and three books. He has received many awards, including two gold medals, for his contributions to the microwave field. He has been an engineering consultant for such companies as IBM, Boeing, Raytheon, Hughes and Rockwell.

Harold J. Raveché has been President of the Stevens Institute of Technology since 1988. Prior to that, he was the Dean of Rensselaer Polytechnic Institute from 1985 until 1988. He was a member of the U.S. Trade and Technology missions to Israel in 1998, Brazil in 1999 and Korea and Taiwan in 2000.

Mr. Patterson has been Vice President, Finance, Chief Financial Officer and Treasurer since joining Merrimac on December 11, 2008 and was appointed Secretary on March 18, 2009. Prior to joining Merrimac, Mr. Patterson was the Chief Financial Officer of Third Wave Business Systems from March 2008 to September 2008. From December 2000 through March 2008 Mr. Patterson served as Vice President, Chief Financial Officer and Treasurer of IFTH Acquisition Corp., formerly InfoTech USA Inc., where he also served as their Secretary from January 2006 to March 2008.

Mr. Green was appointed Vice President and Chief Operating Officer on January 1, 2005. He had been Vice President and General Manager since November 2002. He was Vice President and General Manager of the RF Microwave Products Group since January 2000. He was Vice President, Sales from March 1997 to January 2000 and Vice President of Manufacturing from April 1996 to March 1997. He was a member of the Board of Directors from April 1996 to May 1997 and did not seek re-election to the Board.

Mr. Hahn was appointed Vice President, Information Technology and Chief Information Officer in October 2000, after serving as Director, Network Services since June 1998. He served as Manager, Network Services from June 1997 to June 1998 and was Information Technology Support Specialist from December 1996 to June 1997.

Mr. Logothetis was appointed Vice President and Chief Technology Officer in March 2002. Mr. Logothetis was appointed Vice President, Multi-Mix® Engineering in May 1998, after rejoining Merrimac in January 1997 to serve as Director, Advanced Technology. Prior to rejoining Merrimac, he served as a director for Electromagnetic Technologies, Inc. in 1995 and became Vice President of Microwave Engineering at such corporation in 1996. From 1984 through 1994, Mr. Logothetis had various engineering positions with Merrimac including Group Manager, Engineering.

Mrs. Mazza was appointed Vice President, Human Resources in December 2005, after serving as our Manager of Human Resources from September 2002 to December 2005. She joined us in May 2000, serving in various human resource capacities until September 2002. Prior to joining Merrimac, she worked for Monroe Systems for Business, a division of Litton Industries; Exxon Office Systems, a division of Exxon Corporation and did private consulting work in both profit and nonprofit capacities.

Mr. Pelenskij was appointed Vice President, Manufacturing in January 2000 after serving as our Director of Manufacturing from January 1999 to January 2000. Prior to January 1999, Mr. Pelenskij held the positions of Manager of Screened Components, RF Design Engineer, and District Sales Manager since joining us in 1993.

Mr. Skolnick was appointed Vice President, Business Development in June 2008 after serving as both Vice President and Director of Sales since joining Merrimac in September 2006. From 1997 to 2006 Mr. Skolnick held Global Account Manager and Marketing Director positions at Epcos, Inc.

Family Relationships

There are no family relationships between our directors and executive officers.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Committees

During the fiscal year that ended on January 2, 2010, the Merrimac Board held nine meetings. Each director attended at least 75% of the aggregate number of meetings of the Merrimac Board and of the committees on which such director served during fiscal year 2009. All of the current directors attended the Company’s 2009 Annual meeting.

The Merrimac Board has a standing Audit Committee, Compensation Committee, Management Committee, and Governance and Nominating Committee. Certain of the directors also sit on our advisory Technology Strategy Committee.

The Audit Committee currently consists of Mr. E. Cohen (chair) and Dr. Raveché, each of whom is independent as defined in Section 803(A) of the AMEX listing standards. The Audit Committee’s function is to provide assistance to the Merrimac Board in fulfilling the Merrimac Board’s oversight functions relating to the quality and integrity of our financial reports, monitor our financial reporting process and internal control system, and perform such other activities consistent with its charter and our By-laws as the Committee or the Merrimac Board deems appropriate. The Audit Committee produces an annual report for inclusion in our proxy statement. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between our management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Audit Committee must pre-approve all audit and non-audit services to be provided to us by our independent registered public accounting firm. The Committee carries out all functions required by the AMEX, the SEC and the federal securities laws. The Merrimac Board has determined that Mr. E. Cohen, in addition to being “independent,” is an “audit committee financial expert” as defined in the SEC’s Regulation S-K, Item 407(d). Mr. E. Cohen’s biographical information is on page I-6. During fiscal year 2009, the Audit Committee held seven meetings. The Audit Committee’s charter is available on our website at www.merrimacind.com.

The Compensation Committee is comprised of Dr. Goldberg (chair), Mr. E. Cohen and Dr. Raveché, each of whom is independent as defined in Section 803(A) of the AMEX listing standards. The purpose of the Compensation Committee is to oversee the responsibilities relating to compensation of our executives, administer our equity based employee incentive benefit plans and produce a report on executive compensation for inclusion in our proxy statement. The Compensation Committee may not delegate its authority. The Compensation Committee also relies in part on the recommendations of Mr. Carter in setting the compensation of executive officers reporting to him. During fiscal year 2009, the Compensation Committee held one meeting. The Compensation Committee’s charter is available on our website at www.merrimacind.com.

Messrs. Carter and E. Cohen currently serve on the Management Committee. The Management Committee recommends to the Board the strategic business direction for us and evaluates the impact of current changes in the business environment in which we operate. During fiscal year 2009, the Management Committee did not meet.

The Governance and Nominating Committee is comprised of Mr. E. Cohen (chair), Dr. Goldberg and Dr. Raveché, each of whom is independent as defined in Section 803(A) of the AMEX listing standards. This Committee is responsible for (1) identifying and recommending to the Merrimac Board individuals qualified to become Merrimac Board and Committee members; (2) maintaining that a majority of the Merrimac Board members are independent and that all the members of the Audit, Compensation and Governance and Nominating Committees are independent as required; (3) developing and recommending to the Merrimac Board a set of corporate governance principles applicable to us; and (4) addressing corporate governance issues and recommending proposals and actions for the Merrimac Board’s consideration. We have not paid any third party a fee to assist in the process of identifying and evaluating candidates for director. During fiscal year 2009, the Governance and Nominating Committee held one meeting. The Governance and Nominating Committee’s charter is available on our website at www.merrimacind.com.

The Technology Strategy Committee (which was formed in December 2005) is comprised of Dr. Fernandez (chair), Dr. Oliner, and Dr. Raveché. The Technology Strategy Committee advises the Board regarding progress in the development of our Multi-Mix® technologies, prioritizing our efforts in this area, identifying investment needs and opportunities, and educating customers on the capabilities of the Multi-Mix® technologies. During fiscal year 2009, the Technology Strategy Committee held three meetings.

Communicating with our Merrimac Board Members

Any stockholder or other interested party who desires to communicate with our Chairman of the Board or any of the other members of the Merrimac Board may do so by writing to: Board of Directors, c/o Chairman of the Board of Directors, Merrimac Industries, Inc., 41 Fairfield Place, West Caldwell, NJ 07006. Communications may be addressed to the Chairman of the Board, an individual director, a Board Committee, the non-management directors or the full Merrimac Board. Communications received by the Chairman of the Board will then be distributed to the appropriate directors unless the Chairman determines that the information submitted constitutes “spam,” lewd material and/or communications offering to buy or sell products or services.

REPORT OF THE AUDIT COMMITTEE OF THE MERRIMAC BOARD

Our management has the primary responsibility for the financial statements and the reporting process, including our system of internal controls and disclosure controls and procedures. The independent registered public accounting firm audits our financial statements and expresses an opinion on the financial statements based on the audit. The Audit Committee oversees on behalf of the Merrimac Board (i) our accounting and financial reporting processes and (ii) the audits of our financial statements.

We met and held discussions with management and J.H. Cohn LLP, our independent registered public accounting firm for fiscal 2008. Management represented to us that our consolidated financial statements for the fiscal year ended January 3, 2009 were prepared in accordance with accounting principles generally accepted in the United States. We reviewed and discussed the consolidated financial statements with both management and J.H. Cohn LLP. We also discussed with J. H. Cohn LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees).

We discussed with J.H. Cohn LLP the overall scope and plans for the audit. We met with J.H. Cohn LLP, with and without management, to discuss the results of their examination, their evaluation of our internal controls, and the overall quality of our financial reporting.

We discussed with J.H. Cohn LLP their independence from management and us, and received J.H. Cohn LLP’s written disclosures and letter required by the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence.

Based on the foregoing, we recommended that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 3, 2009, for filing with the SEC.

Audit Committee

Edward H. Cohen, Chair and Audit Committee Financial Expert
Harold J. Raveché

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal year 2009, our General Counsel, Katten Muchin Rosenman LLP, was paid $332,774 for providing us legal services. Mr. E. Cohen, a director of the Company, is Counsel to the firm of Katten Muchin Rosenman LLP but does not share in any fees we pay to the firm.

During fiscal year 2009, we retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide other related services. We paid an aggregate of $18,605 to these companies during 2009. Dr. Goldberg, a director of the Company, is the Chairman and Chief Executive Officer of each of these companies.

DIRECTOR INDEPENDENCE

During the year ended January 2, 2010, the Board has determined that a majority of the Merrimac Board is independent under the definition of independence and in compliance with the listing standards of the NYSE AMEX listing requirements. Based upon these standards, the Merrimac Board has determined that all of the directors are independent, with the exception of Mr. Carter, our Chairman, President and Chief Executive Officer.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of the Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish to us copies of all Section 16(a) reports they file.

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required, our officers, directors and greater than ten percent stockholders complied with these Section 16(a) filing requirements with respect to the Common Stock during the fiscal year ended January 2, 2010, with the exception of James Logothetis, an officer of the Company, who filed late Form 4s in June and November 2009 and Ludwig Kuttner, a director of the Company, who filed a late Form 4 in April 2009.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table for 2009 and 2008

The table below summarizes the total compensation earned by the Named Executive Officers for the fiscal years ended January 2, 2010 and January 3, 2009. Mr. Carter’s compensation is determined pursuant to his employment agreement with us, dated April 11, 2006.

				All Other
		Salary	Option Awards	Compensation	Total
Name and Principal Position	Year	($)	($)(1)	($)(2)	($)

Mason N. Carter	2009	332,010	18,200	28,961	379,171
Chairman, President	2008	338,394	—	34,889	373,283
and Chief Executive Officer
Reynold K. Green	2009	195,000	7,800	14,364	217,164
Vice President and	2008	198,750	—	19,104	217,854
Chief Operating Officer
J. Robert Patterson	2009	180,000	5,200	8,159	193,359
Vice President, Finance	2008	11,770	—	12,000	23,770
and Chief Financial Officer

(1)	The fair value of each of the options and purchase plan subscription rights granted in 2009, 2008 and 2007 was estimated on the date of grant using the Black-Scholes option valuation model. For the years ended January 2, 2010, January 3, 2009 and December 29, 2007, the Company used the Simplified Method to estimate the expected term of the expected life of stock option grants as defined by Securities and Exchange Commission Staff Accounting Bulletin No. 107 and 110 for each award granted. Expected volatility for the years ended January 2, 2010, January 3, 2009 and December 29, 2007, is based on historical volatility levels of the Company’s common stock. The risk-free interest rate for the years ended January 2, 2010, January 3, 2009 and December 29, 2007 is based on the implied yield currently available on U.S. Treasury zero coupon issues with the remaining term equal to the expected term of the option granted.

The following weighted average assumptions were utilized:

	2009	2008	2007

Expected option life (years)	6.0	6.0	5.7
Expected volatility	63.71%	37.59%	32.89%
Risk-free interest rate	2.53%	3.14%	4.53%
Expected dividend yield	0.00%	0.00%	0.00%

(2)	The following table describes each component of the All Other Compensation column in the Summary Compensation Table.

						Travel
		Car		Life	Disability	Accident
	Fiscal	Allowance		Insurance	Insurance	Insurance	Other(c)	Totals
Name	Year	($)		($)	($)	($)	($)	($)

Mason N. Carter	2009	18,267	(a)	5,290	5,263	141	—	28,961
	2008	23,766	(a)	5,730	5,252	141	—	34,889
Reynold K. Green	2009	12,523	(a)	1,700	—	141	—	14,364
	2008	17,263	(a)	1,700	—	141	—	19,104
J. Robert Patterson	2009	8,018	(b)	—	—	141	—	8,159
	2008	—		—	—	—	12,000	12,000

(a)	Represents the lease value of the vehicle for fiscal years 2009 and 2008, and the respective insurance, gasoline, maintenance and repair costs.

(b)	Represents auto allowance, gasoline, maintenance and repair costs.

(c)	Represents consulting payments made to Mr. Patterson prior to joining the Company.

Compensation of President and Chief Executive Officer

Employment Agreement with Mason N. Carter

The Company has an Employment Agreement, dated April 11, 2006 (the “Employment Agreement”), with Mason N. Carter, the Chairman, President and Chief Executive Officer of the Company, which provides that Mr. Carter’s annual base salary is $332,000. The initial term of the Employment Agreement ends on December 31, 2010, and will be renewable for successive 12-month periods unless terminated pursuant to the terms of the Employment Agreement. In addition, Mr. Carter will be eligible to participate in the Company’s medical benefits, life insurance, 401(k) and similar programs generally available to employees. Mr. Carter will also be eligible to participate in the Company’s stock purchase, stock option, and long term incentive plans, and to receive bonuses, in the sole discretion of the Compensation Committee of the Merrimac Board. The Company will maintain a $500,000 term life insurance policy for Mr. Carter’s beneficiaries.

Under the Employment Agreement, Mr. Carter will be entitled to receive a “Special Retirement Benefit” of $75,000 per year if the Company achieves pre-tax earnings of $9 million in the aggregate over the three fiscal years prior to his retirement at or over age 65 (the “Performance Target”). In addition, Mr. Carter would receive the Special Retirement Benefit if the Company terminates him without cause, if he resigns for “good reason,” or his employment is terminated as a result of a “disability,” and in any such case the Company has also achieved the Performance Target. During the term and for a period of three years following such retirement or termination (“Restrictive Period”), and for as long as Mr. Carter is receiving the Special Retirement Benefit, Mr. Carter is bound to a confidentiality, non-competition and non-solicitation agreement with us. However, if after the Restrictive Period, Mr. Carter gives written notice to the Company of his forfeiture of the Special Retirement Benefit, Mr. Carter would be released from the non-competition and non-solicitation agreement.

In addition, the Employment Agreement provides various payments and benefits upon Mr. Carter’s termination of employment with the Company due to his death or “disability” (as defined in the Employment Agreement), Mr. Carter’s termination of employment by the Company with or without cause (as defined in the Employment Agreement) and termination of employment by Mr. Carter for “good reason” (as defined in the Employment Agreement). If Mr. Carter’s employment is terminated within 12 months following a “change in control” (as defined in the Employment Agreement), Mr. Carter will receive, payments and benefits that are in lieu of those payments and benefits available to Mr. Carter upon termination of employment in the absence of a change in control.

If Mr. Carter’s employment terminates due to his death, the Company will provide to Mr. Carter’s estate all salary and benefits accrued by Mr. Carter but unpaid as of the date of his death.

If Mr. Carter’s employment terminates due to his disability, the Company will provide to Mr. Carter all salary and benefits accrued by Mr. Carter but unpaid as of the date of termination. The Company will pay Mr. Carter his Special Retirement Benefit to the extent that the conditions for payment of such benefit have been met. Mr. Carter has a “disability” for purposes of the Employment Agreement if, as a result of physical or mental illness or injury, Mr. Carter is unable to perform the essential duties of his position for a period of 90 consecutive work days or for a period of 120 non-consecutive work days in a 12-month period, or poses a direct threat to his own safety and health or that of others and there is no reasonable accommodation that can be provided by the Company that would allow Mr. Carter to perform the essential functions of his position as determined under applicable law.

If the Company terminates Mr. Carter’s employment for “cause”, the Company will provide to Mr. Carter all salary and benefits accrued by Mr. Carter but unpaid as of the date of termination. For purposes of the Employment Agreement, “cause” means Mr. Carter’s: (i) willful failure to perform his normal and customary duties for an extended period for any reason, other than due to disability; (ii) gross negligence or willful misconduct, including, without limitation, fraud, embezzlement or intentional misrepresentation; (iii) commission of, or indictment or conviction for, a felony; (iv) willful engagement in competitive activities against the Company, including, without limitation, purposely aiding a competitor; (v) misappropriation of a material opportunity of the Company; or (vi) violation of any material provision of the Employment Agreement, and in each case Mr. Carter has failed to cure such act (if curable as determined by the Merrimac Board) within ten days after receipt of written notice from the Company of such act or, if reasonable under the circumstances, such additional period of time during which Mr. Carter is using his best efforts to so cure, not to exceed 30 days in the aggregate.

If Mr. Carter terminates his employment for “good reason” or the Company terminates Mr. Carter’s employment without cause, the Company will provide Mr. Carter with the following payments and benefits (i) his then applicable base salary beginning six months plus one day after the date of termination until the later of (A) the end of the term of the Employment Agreement plus six months and one day and (B) the date which is 12 months after the date of termination plus six months and one day, (ii) continued group medical coverage, under the Company’s group medical plan in effect from time to time, on the same terms as provided to the Company’s other executives until the later of (A) the end of the term of the Employment Agreement plus six months and one day and (B) the date which is 12 months after the date of termination plus six months and one day, (iii) if applicable, the Special Retirement Benefit, (iv) in the case of an automobile owned or leased by Mr. Carter, the car allowance provided under the Employment Agreement, payable beginning six months plus one day after the date of termination until the earlier of (A) 12 months after the date of termination plus six months and one day and (B) the end of the term of the Employment Agreement plus six months and one day, or, in the case of an automobile owned or leased by the Company, use of such automobile from the date of termination until the earlier of (A) 12 months after the date of termination and (B) the end of the then current term, (v) the option to assume any remaining lease payments of the automobile provided under the Employment Agreement, assuming the leased automobile is one of the Company’s automobiles, or to purchase such automobile in accordance with the terms of its lease, (vi) a payment in lieu of any bonus (the “In-Lieu Bonus”) in an amount equal to the average of Mr. Carter’s annual bonuses, if any, for the two fiscal years ended immediately prior to the termination, which payment shall be made in respect of each period of 12 months remaining during the term of the Employment Agreement, and a pro-rated amount shall be paid in respect of any period of less than 12 months, payable at the time that other annual bonuses are paid to our other executives (or if no annual bonus is paid during a particular year, in December of the applicable year) and in accordance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and (vii) notwithstanding the terms of any of our option plans, all unvested stock options to purchase shares of the our common stock granted by the Company and held by Mr. Carter as of the date of termination (the “Executive Options”) under any of the Company’s option plans shall immediately vest and be exercisable in accordance with their terms and, notwithstanding the terms of any of our incentive plans, all restricted stock awarded under any incentive plans held by Mr. Carter “Executive Restricted Stock”) shall be vested and free of restrictions. For purposes of the Employment Agreement, “good reason” means a material diminution of Mr. Carter’s duties and responsibilities or a substantial reduction in Mr. Carter’s compensation and benefits.

If, within 12 months of a “change in control”, Mr. Carter terminates his employment for good reason or the Company terminates Mr. Carter’s employment without cause, in lieu of the payments and benefits described above, the Company will provide Mr. Carter with the following payments and benefits: (i) the greater of (x) three times his then applicable base salary and (y) the base salary from the date of termination to the end of the term of the Employment Agreement, payable over a 12-month period beginning six months plus one day after the date of termination, (ii) continued group medical coverage, under our group medical plan in effect from time to time, on the same terms as provided to our other executives until the later of (A) the third anniversary of the date of termination and (B) the end of the term of the Employment Agreement, (iii) if applicable, the Special Retirement Benefit, (iv) in the case of an automobile owned or leased by Mr. Carter, the car allowance provided under the agreement, payable beginning six months plus one day after the date of termination until the later of (A) the third anniversary of the date of termination plus six months and one day and (B) the end of the term of the Employment Agreement plus six months and one day, or, in the case of an automobile owned or leased by the Company, use of such automobile from the date of termination until the later of (A) the third anniversary of the date of termination and (B) the end of the term of the Employment Agreement, (v) the option to assume any remaining lease payments of the automobile provided under the Employment Agreement or to purchase such automobile in accordance with the terms of its lease, and (vi) three times the In-Lieu Bonus, payable over a 12-month period beginning six months plus one day after the date of termination. In the event of a change in control, all Executive Options shall immediately vest and be exercisable in accordance with their terms and the Executive Stock shall be vested and free of restrictions. In the event that these payment or benefits give rise to the excise tax payable by Mr. Carter under Section 4999 of the Code, the Company will reduce the amount of such payments by the minimum amount necessary to avoid payment of the excise tax.

Under the Employment Agreement, the term “change in control” means (i) the Company is merged or consolidated with, or, in any transaction or series of transactions, all or substantially all of the Company’s business or assets shall be sold or otherwise acquired by, another corporation or entity and, as a result thereof, the Company’s stockholders immediately prior thereto shall not have at least 50% or more of the combined voting power of the surviving, resulting or transferee corporation or entity; (ii) any person (as that term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended from time to time) who is not an affiliate of the Company or a 5% or more holder, in each case as of the date of this the Employment Agreement, is or becomes the beneficial owner (as that term is used in Section 13(d) of said Act and the applicable rules and regulations thereof) of the Shares entitled to cast more than 25% of the votes at the time entitled to be cast generally for the election of directors; or (iii) more than 50% of the members of the Merrimac Board shall not be Continuing Directors. “Continuing Directors” means the Company’s directors (A) who were members of the Merrimac Board on January 1, 2006 or (B) who subsequently became the Company’s directors and who were elected or designated to be candidates for election as nominees of the Merrimac Board, or whose election or nomination for election by the Company’s stockholders was otherwise approved, by a vote of a majority of the Continuing Directors then on the Merrimac Board).

The summary of Mr. Carter’s employment agreement contained herein is qualified by reference to his employment agreement, which is filed as Exhibit (e)(3) to the Schedule 14D-9 and is incorporated herein by reference.

No other Named Executive Officer has an employment agreement with us. Please refer to Potential Payments Upon Termination or Change-In-Control for such payments that may be made to our other Named Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on the current holdings of outstanding equity awards by the Named Executive Officers. This table shows unexercised exercisable (vested) and unexercisable (unvested) option awards as of the fiscal year ended January 2, 2010. No stock awards to any Named Executive Officer were outstanding as of

January 2, 2010. The vesting schedule for the options held at fiscal year end is disclosed by footnote to the following table.

	Option Awards
	Number of
	Securities	Number of
	Underlying	Securities
	Unexercised	Underlying	Option
	Options	Unexercised Options	Exercise	Option
	(#)	(#)	Price	Expiration
Name	Exercisable	Unexercisable	($)	Date

Mason Carter	2,500 (1)	—	8.375	2/22/10
	35,000 (2)	—	9.520	6/21/16
	20,000 (3)	10,000 (3)	9.300	04/24/17
	—	35,000 (4)	7.830	09/15/19
Reynold K. Green	8,250 (5)	—	9.040	03/27/15
	10,000 (2)	—	9.520	06/21/16
	6,666 (3)	3,334 (3)	9.300	04/24/17
	—	15,000 (4)	7.830	09/15/19
J. Robert Patterson	—	10,000 (4)	7.830	09/15/19

(1)	The grant date of this award was February 23, 2000. This award vested on the one year anniversary of the grant date.

(2)	The grant date of this award was June 22, 2006. One-third of each such option vests on each of the first, second and third anniversaries of the grant date.

(3)	The grant date of this award was April 25, 2007. One-third of each such option vests on each of the first, second and third anniversaries of the grant date.

(4)	The grant date of this award was September 16, 2009. One-third of each such option vests on each of the first, second and third anniversaries of the grant date.

(5)	The grant date of this award was March 28, 2005. This award vested on the one year anniversary of the grant date.

Potential Payments Upon Termination or Change-In-Control

Mason N. Carter Bonus

On December 10, 2009, the Merrimac Board approved a cash bonus for Mr. Carter (which is in addition to any amounts Mr. Carter would receive under the Employment Agreement upon the termination of his employment under certain circumstances following a “change in control”) in the event the Company’s then on-going process of investigating strategic alternatives resulted in the sale of the Company or a similar transaction. Mr. Carter’s bonus is based on a percentage of the sale price of the Company, as follows:

•	If the purchase price for the Company is more than $9.00 per fully diluted share but less than $12.00 per fully diluted share, a bonus equal to 1% of the total purchase paid for the Company or its shares.

•	If the purchase price for the Company is $12.00 or more per fully diluted share but less than $15.00 per fully diluted share, a bonus pro-rated on a linear basis of 1% to 2% of the total purchase price for the Company or its shares.

•	If the purchase price for the Company is $15.00 or more per fully diluted share, a bonus equal to 2% of the total purchase price paid for the Company or its shares.

Assuming the completion of the transactions contemplated by the Merger Agreement, Mr. Carter will be paid $1,037,326 in cash based upon the purchase price of $16.00 per Share.

Amended and Restated Severance Plan

On March 29, 2006, the Compensation Committee of the Merrimac Board adopted the Amended and Restated Severance Plan, as amended (the “Severance Plan”), which replaces the previous plan adopted in September 2003, for key executives designated from time to time by the Compensation Committee, including the Named Executive Officers, with the exception of Mr. Carter. On December 13, 2007, the Merrimac Board amended the Severance Plan to provide that any determinations to be made by the Compensation Committee pursuant to the Severance Plan will instead be made by the Merrimac Board on the recommendation of the Compensation Committee. The Severance Plan provides, among other things, that if an executive is terminated by the Company without “cause” and other than on account of the executive’s death or “disability,” or if the executive resigns for “good reason” (as such terms are defined in the Severance Plan) within 12 months following a “change in control” (as defined therein), the Company, or a successor of the Company, is obligated to pay to the executive one or two times (as recommended by the Compensation Committee and approved by the Merrimac Board) his “annual base salary” (as defined in the Severance Plan) and to continue to provide health insurance benefits for 24 months (to the extent not covered by any new employer). However, to the extent that any payments made under the Severance Plan would otherwise be subject to the excise tax imposed under the Golden Parachute Payment provisions of Section 4999 of the Code, the Company will reduce the amount of such payments by the minimum amount necessary to avoid being subject to such excise tax.

For purposes of the Severance Plan, an executive’s “annual base salary” is the executive’s regular basic annual compensation prior to any reduction under a salary reduction agreement pursuant to Section 401(k) or Section 125 of the Code, and will not include (without limitation) cost of living allowances, fees, retainers, reimbursements, bonuses, incentive awards, prizes or similar payments. The executive has a “disability” for purposes of the Severance Plan if, as result of physical or mental illness or injury, the executive is unable to perform the essential duties of his or her position for a period of 90 consecutive days or for a period of 120 non-consecutive days in any 12-month period, or poses a direct threat to the safety and health of the executive or others and there is no reasonable accommodation that the Company can make that would allow the executive to perform the essential functions of the executive’s position as determined by applicable law.

All payments under the Severance Plan will be payable at such times as recommended by the Compensation Committee and approved by the Merrimac Board provided that all such payments are made prior to the later of (1) March 15 of the calendar year following the year in which the termination occurs and (2) two and one-half months after the end of the Company’s year end in which such termination occurred. All payments will be made so as to comply with Section 409A of the Code. In connection with any payment under the Severance Plan, the Compensation Committee may recommend and the Merrimac Board may require that the executive enter into non-competition/non-solicitation and confidentiality agreements as it deems appropriate. If an executive has entered into an agreement with the Company, which agreement covers the subject matter of the Severance Plan, such agreement will govern so that the executive will not be entitled to payments under both the agreement and the Severance Plan.

For purposes of the Severance Plan, “change in control” shall mean and be deemed to have occurred if: (i) the Company has merged or consolidated with, or, in any transaction or series of transactions, all or substantially all of the Company’s business or assets shall be sold or otherwise acquired by, another corporation or entity and, as a result thereof, the Company’s stockholders immediately prior thereto shall not have at least 50% or more of the combined voting power of the surviving, resulting or transferee corporation or entity, (ii) any person (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) who is not an affiliate of the Company or a 5% or more holder, in each case as of January 1, 2006, is or becomes the beneficial owner (as that term is used in Section 13(d) of the Exchange Act) of the Shares entitled to cast more than 25% of the votes at the time entitled to be cast generally for the election of directors, or (iii) more than 50% of the members of the Merrimac Board shall not be “continuing directors.” Under the Severance Plan, “continuing directors” are our directors (i) who were members of the Merrimac Board on January 1, 2006, or (ii) who subsequently became our directors and who were elected or designated to be candidates for election as nominees of the Merrimac Board, or whose election or nomination for election by the Company’s stockholders was otherwise approved, by a vote of a majority of the continuing directors then on the Merrimac Board.

Under the Severance Plan, “cause” means the executive’s (1) willful failure to perform his or her normal and customary duties for an extended period of time for any reason, other than disability, (ii) gross negligence or willful misconduct, including but not limited to fraud, embezzlement or intentional misrepresentation, (iii) commission of, or indictment or conviction for, a felony, (iv) misappropriation of a material opportunity of the Company, (v) willfully engaging in competitive activities against the Company or purposely aiding a competitor of the Company, or (vi) violation of any fiduciary duty owed to the Company or any subsidiaries or any material provision of any agreement the executive has with the Company or any subsidiary and, in each case, the executive has failed to cure the violation (if curable as determined by the Company) within ten days after receipt of written notice from the Company of such violation or, if reasonable under the circumstances, such additional period of time during which the executive is using his best efforts to so cure, not to exceed 30 days in the aggregate.

In addition, the Severance Plan defines “good reason” to mean the occurrence (without the executive’s prior express written consent) of any one of the following acts, or failures to act: (i) a material diminution of the duties and responsibilities of the executive, (ii) a substantial reduction in compensation or benefits of the executive, (iii) any failure by the Company to comply with any of the provisions of the Severance Plan, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by Company promptly after receipt of notice thereof given by the executive, (iv) any purported termination of the executive’s employment which is not pursuant to a “notice of termination” under the Severance Plan (citing specific provisions of the Severance Plan relied upon in the termination and detain the facts and circumstances claimed to provide a basis thereof), or (v) the relocation of our principal executive offices where the executive works at a location more than 25 miles from its location on the date of the adoption of the Severance Plan or the Company requiring the executive to be based anywhere other than the Company’s principal executive offices.

The Merrimac Board may amend or terminate the Severance Plan in whole or in part at any time upon notice to all of the participating executives; provided, however, that, subsequent to a change in control or during the period of 180 days prior to a change in control, no such amendment which could adversely affect the rights of any executive nor any termination shall become effective until the expiration of one year following the change in control.

The summary of the Severance Plan contained herein is qualified by reference to the Severance Plan, which is filed as Exhibit (e)(4) to the Schedule 14D-9 and the amendment thereto is filed as Exhibit (e)(5) to the Schedule 14D-9, each of which is incorporated herein by reference.

Director Compensation Table

Each director who is not an employee of ours receives a monthly director’s fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. In addition, the Chair of the Audit Committee receives an annual fee of $2,500 for his services in such capacity. The directors are also reimbursed for reasonable travel expenses incurred in attending Board and Committee meetings.

In addition, pursuant to the 2006 Stock Option Plan, each non-employee director is granted an option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Such options have a three-year vesting period. Each such grant has an exercise price equal to the fair market value on the date of such grant and will expire on the tenth anniversary of the date of the grant. On June 24, 2009, non-qualified stock options to purchase an aggregate of 17,500 shares were issued to seven directors at an exercise price of $7.82 per share. Also on June 24, 2009, pursuant to the 2006 Non-Employee Directors’ Stock Plan, six directors each received a grant of 1,500 shares of restricted stock at a fair market value of $7.82 per share. One third of such restricted stock vests on the anniversary of the grant date over a three-year period.

The table below summarizes the compensation of directors for fiscal year 2009.

	Fees Earned
	or Paid	Stock	Option
	in Cash	Awards	Awards	All Other		Total
Name	($)	($)(1)(3)	($)(2)(3)	Compensation ($)		($)

Edward H. Cohen	28,500	9,746	5,684	—		43,930
Fernando L. Fernandez	23,000	9,746	5,684	—		38,430
Joel H. Goldberg	23,000	9,746	5,684	18,605	(4)	57,035
Ludwig G. Kuttner	22,000	9,746	5,684	—		37,430
Timothy P. McCann	19,500 (5)	—	4,034	—		23,534
Arthur A. Oliner	18,500	9,746	5,684	36,000	(6)	69,930
Harold J. Raveche	27,000	9,746	5,684	—		42,430

(1)	In accordance with SFAS No. 123R, our charge to earnings in fiscal year 2009 for each director’s grant of 1,500 shares of restricted stock in 2009 was $2,281, or $13,685 in the aggregate for six directors, our charge to earnings in fiscal year 2009 for each director’s grant of 1,500 shares of restricted stock in 2008 was $2,575, or $15,450 in the aggregate for six directors and our charge to earnings in fiscal year 2008 for each director’s grant of 1,500 shares of restricted stock in 2007 was $4,890, or $29,340 in the aggregate for six directors. This total value for 2009 was calculated by multiplying the number of shares of stock at its fair market value of $7.82 per share, divided by a 36 month vesting period, and multiplying by seven, the number of months in fiscal year 2009 that the grant covered, added to the value calculated by multiplying the number of shares of stock at its fair market value of $5.15 per share, divided by a 36 month vesting period, and multiplying by twelve, the number of months in fiscal year 2009 that the 2008 grant covered, added to the value calculated by multiplying the number of shares of stock at its fair market value of $9.78 per share, divided by a 36 month vesting period, and multiplying by twelve, the number of months in fiscal year 2009 that the 2007 grant covered. This charge is based on the market values of the restricted stock when issued, amortized over three years of service.

(2)	Each of the directors received options to purchase 2,500 shares, which were granted on June 24, 2009. The fair value of each director’s award granted pursuant to the 2006 Stock Option Plan was $11,575 at $4.63 per share, using the Black-Scholes method in accordance with SFAS No. 123R. Each of the directors received options to purchase 2,500 shares, which were granted on June 26, 2008. The fair value of each director’s award granted pursuant to the 2006 Stock Option Plan was $5,350 at $2.14 per share, using the Black-Scholes method in accordance with SFAS No. 123R. Each of the directors received options to purchase 2,500 shares, which were granted on June 20, 2007. The fair value of each director’s award granted pursuant to the 2006 Stock Option Plan was $4,950 at $1.98 per share, using the Black-Scholes method in accordance with SFAS No. 123R. The fair value of each of the options and purchase plan subscription rights granted in 2009, 2008 and 2007 was estimated on the date of grant using the Black-Scholes option valuation model. For the years ended January 2, 2010, January 3, 2009 and December 29, 2007, the Company used the Simplified Method to estimate the expected term of the expected life of stock option grants as defined by Securities and Exchange Commission Staff Accounting Bulletin No. 107 and 110 for each award granted. Expected volatility for the years ended January 2, 2010, January 3, 2009 and December 29, 2007, is based on historical volatility levels of the Company’s common stock. The risk-free interest rate for the years ended January 2, 2010, January 3, 2009 and December 29, 2007 is based on the implied yield currently available on U.S. Treasury zero coupon issues with the remaining term equal to the expected term of the option granted.

The following weighted average assumptions were utilized:

	2009	2008	2007

Expected option life (years)	6.0	6.0	5.7
Expected volatility	63.71%	37.59%	32.89%
Risk-free interest rate	2.53%	3.14%	4.53%
Expected dividend yield	0.00%	0.00%	0.00%

(3)	The table below summarizes the aggregate number of stock awards and the aggregate number of option awards for each director outstanding at January 2, 2010.

Name	Stock Awards	Option Awards

Edward H. Cohen	7,000	12,500
Fernando L. Fernandez	6,000	12,500
Joel H. Goldberg	6,000	12,500
Ludwig G. Kuttner	4,500	7,500
Timothy P. McCann	—	5,000
Arthur A. Oliner	6,000	12,500
Harold J. Raveche	6,000	12,500

(4)	Represents fees paid to Career Consultants, of which Dr. Goldberg is Chairman, Chief Executive Officer and principal owner, to perform employee benefits analysis.

(5)	Mr. McCann’s fees are paid directly to E.I. DuPont de Nemours and Company and he did not accept restricted stock awards granted in 2009.

(6)	Represents fees paid for technology-related consulting services.

ANNEX II

Opinion of America’s Growth Capital, LLC

December 23, 2009

CONFIDENTIAL
Board of Directors
Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006

Members of the Board:

You have asked for our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Merrimac Industries, Inc. (the “Company”), of the Cash Consideration (as defined below) to be received by such holders, other than Crane Co (“Crane”), Crane Merger Co., a wholly-owned subsidiary of Crane (“Merger Sub”), and their respective affiliates, pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger to be entered into among Crane, Merger Sub and the Company (the “Agreement”). As more fully described in the Agreement or as otherwise described to us by the Company, (i) Crane will cause Merger Sub to commence a tender offer to purchase all of the outstanding shares of the common stock of the Company (“Company Common Stock”), together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of March 19, 2009 between the Company and American Stock Transfer & Trust Company, LLC, at a purchase price of $16.00 in cash per share (the “Cash Consideration” and, such tender offer, the “Tender Offer”), (ii) subsequent to consummation of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Company Common Stock not previously tendered will be converted into the right to receive the Cash Consideration.

In connection with providing our opinion to the Board of Directors of the Company in connection with the Transaction we will receive a fee from the Company for such services pursuant to the terms of our engagement letter with the Company, dated as of December 15, 2009. We have not provided any other services to the Company in connection with the Transaction and will receive no other fees from the Company except for our services as described above. In the ordinary course of business, we and our affiliates may actively trade the equity securities of the Company for our and our affiliates’ own accounts and for the accounts of our customers and, accordingly, at any time may hold a long or a short position in such securities.

In connection with our opinion, we:

•	reviewed a draft of the Agreement dated December 23, 2009 (the “Draft Agreement”);

•	reviewed certain publicly available information, including SEC filings, for the Company and certain other relevant financial and operating data furnished to us by the Company’s management;

•	reviewed certain internal financial analyses, historical financials, financial forecasts, reports and other information concerning the Company, prepared by the management of the Company and conducted a discounted cash flow analysis of the Company;

•	held discussions with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and such other matters we deemed relevant;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction;

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•	reviewed the financial terms of the Transaction as described in the Draft Agreement in relation to; among other things, the historical and projected earnings and other operating data of the Company; and the capitalization and financial condition of the Company; and

•	reviewed and considered such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation or verification, upon the accuracy and completeness of all financial and other information provided to us by the Company in any form, written or oral, or which is otherwise publicly available. We have not undertaken or assumed any responsibility for the accuracy, completeness or reasonableness of, or independently verified, such information. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. We have, with your consent, assumed that the financial forecasts which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company. We have assumed that the final form of the Agreement will be substantially similar to the last Draft Agreement, without material alteration or waiver thereof. We have relied, at your direction, without independent verification, upon the assessment of the management of the Company as to the products and product candidates of the Company and the risks associated with such products and product candidates.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company, nor have we been furnished with such materials. We have not made any review of or sought or obtained advice of legal counsel regarding legal matters relating to the Company, and we understand that the Company has relied and will rely only on the advice of legal counsel to the Company as to such matters. Our services to the Company in connection with the Transaction have been comprised solely of rendering an opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock of the Cash Consideration to be paid to such holders. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, except as agreed to with the Company, we do not have or undertake any obligation to update, revise or reaffirm our opinion.

For purposes of rendering our opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Draft Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Draft Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

We express no view as to and our opinion does not address any terms or other aspects or implications of the Transaction (other than the Cash Consideration to the extent expressly specified herein) or any aspects or implications of any other agreement, arrangement or understanding to be entered into in connection with, or otherwise contemplated by, the Transaction. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction. We have not been requested, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor were we requested to consider, and our opinion does not in any manner address and should not be construed to address, the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction or alternative business strategies that may be available to the Company.

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Our opinion expressed herein is provided to the Board of Directors of the Company in connection with its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock in the Tender Offer or how such stockholder should vote or act on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Company Common Stock (other than Crane and Merger Sub and their respective affiliates) is fair from a financial point of view, to such holders.

Very truly yours,

/s/  America’s Growth Capital, LLC
America’s Growth Capital, LLC

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